Filed Pursuant to Rule 433

Registration No. 333-134553

Indicative Terms and Conditions, October 18, 2007	Telephone: +1 212 528 1009

Buffered Return Enhanced Notes Linked to a Basket of
LBCI Pure Beta Sub-Indices

Lehman Brothers Holdings Inc. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus dated May 30, 2006, the prospectus supplement dated May 30, 2006 for its Medium Term Notes, Series I, and other documents Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus for complete details. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov with “Lehman Brothers Holdings Inc.” as a search term. You may also access the prospectus and Series I MTN prospectus supplement on the SEC web site as follows:

Series I MTN prospectus supplement dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

Prospectus dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

Alternatively, Lehman Brothers Inc. will arrange to send you the prospectus, Series I MTN prospectus supplement and final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative or 1-888-603-5847.

Issuer:	Lehman Brothers Holdings Inc. (A+/A1)

Principal Amount:	US$[ TBD ]

CUSIP:	52517P6P1

Trade Date:	[October 26, 2007]

Issue Date:	[November 2, 2007]

Maturity Date:	[November 2, 2011], or if such date is not a Business Day, the next succeeding Business Day.

Valuation Date:

[October 26, 2011], or if such date is not an Index Business Day, the immediately preceding Index Business Day; provided that, if a Market Disruption Event is in effect on the scheduled Valuation Date, the Valuation Date may be postponed (as described below under “Market Disruption Events”).

Issue Price:	100%

Interest:	The notes do not bear interest.

Component Sub-Indices and Component Weightings:

The notes are linked to a Basket consisting of the Component Sub-Indices. Each is calculated and published by the Index Sponsor, subject to adjustment in accordance with Index Adjustment below. For further information on the Component Sub-Indices see “The Lehman Brothers Commodity Index – Pure Beta Basket Sub-Indices” below).

The Component Sub-Indices and the Component Weighting for each Component Sub-Index are as set forth below:

Component Sub-Index	Component Weighting

LBCI Pure Beta Natural Gas Excess Return (“LBCIPB Natural Gas”)	10.00%
LBCI Pure Beta Crude Oil Excess Return (“LBCIPB WTI Crude”)	5.00%
LBCI Pure Beta Brent Excess Return (“LBCIPB Brent Crude”)	5.00%
LBCI Pure Beta Unleaded Gas Excess Return (“LBCIPB Gasoline”)	3.00%

LBCI Pure Beta Heating Oil Excess Return (“LBCIPB Heating Oil”)	2.00%
LBCI Pure Beta Live Cattle Excess Return (“LBCIPB Live Cattle”)	4.00%
LBCI Pure Beta Lean Hogs Excess Return (“LBCIPB Lean Hogs”)	2.00%
LBCI Pure Beta Wheat Excess Return (“LBCIPB Wheat”)	4.00%
LBCI Pure Beta Corn Excess Return (“LBCIPB Corn”)	6.00%
LBCI Pure Beta Soybeans Excess Return (“LBCIPB Soybeans”)	7.00%
LBCI Pure Beta Soybean Oil Excess Return (“LBCIPB Soybean Oil”)	3.00%
LBCI Pure Beta Aluminum Excess Return (“LBCIPB Aluminum”)	7.50%
LBCI Pure Beta Copper Excess Return (“LBCIPB Copper”)	7.50%
LBCI Pure Beta Zinc Excess Return (“LBCIPB Zinc”)	4.00%
LBCI Pure Beta Nickel Excess Return (“LBCIPB Nickel”)	6.00%
LBCI Pure Beta Gold Excess Return (“LBCIPB Gold”)	9.50%
LBCI Pure Beta Silver Excess Return (“LBCIPB Silver”)	2.50%
LBCI Pure Beta Sugar Excess Return (“LBCIPB Sugar”)	4.00%
LBCI Pure Beta Cotton Excess Return (“LBCIPB Cotton”)	4.00%
LBCI Pure Beta Coffee Excess Return (“LBCIPB Coffee”)	4.00%

Index Sponsor:	Lehman Brothers Inc.

Redemption Amount:	A single U.S. dollar payment on the Maturity Date equal to the principal amount of the notes multiplied by:

100% + (Basket Return	if the Final Basket Level is greater than the Initial Basket
x Upside Participation Rate)	Level;

100%	if the Final Basket Level is equal to or less than the Initial Basket Level but greater than or equal to the Buffer Level

100% + (Basket Return	if the Final Basket Level is less than the Buffer Level
+ Protection Percentage)

The notes are only [20%] principal protected, even if held to maturity, and you may lose a substantial part of your investment. If the Basket Return is less than the Buffer Level (that is, the Final Basket Level has declined by more than [20.0%] relative to the Initial Basket Level), you will lose principal in proportion to the percentage by which the decline in the Final Basket Level relative to the Initial Basket Level exceeds [20.0%]. Accordingly, in such circumstances the Redemption Amount will be less than, and may be as little as, [20%] of the principal amount invested.

Upside Participation Rate:	[180.0%]

Protection Percentage:	[20.0%]

Buffer Level:	[80.0%] of the Initial Basket Level

Basket Return:	Final Basket Level – Initial Basket Level
Initial Basket Level
expressed as a percentage (rounded to three decimal places).

Initial Basket Level:	Set to 100 on the Trade Date

Final Basket Level:	100 x (1 + the sum of the Weighted Component Sub-Index Returns)

Weighted Component Sub-Index Returns:	For each Component Sub-Index:
	Component Weighting x	Final Index Value – Initial Index Value
Initial Index Value

Initial Index Value:	For each Component Sub-Index, the Index Value of the Component Sub-Index on the Trade Date, as set forth below:

Component Sub-Index	Initial Index Value
LBCIPB Natural Gas	TBD
LBCIPB WTI Crude	TBD
LBCIPB Brent Crude	TBD
LBCIPB Gasoline	TBD
LBCIPB Heating Oil	TBD
LBCIPB Live Cattle	TBD
LBCIPB Lean Hogs	TBD
LBCIPB Wheat	TBD
LBCIPB Corn	TBD
LBCIPB Soybeans	TBD
LBCIPB Soybean Oil	TBD
LBCIPB Aluminum	TBD
LBCIPB Copper	TBD
LBCIPB Zinc	TBD
LBCIPB Nickel	TBD
LBCIPB Gold	TBD
LBCIPB Silver	TBD
LBCIPB Sugar	TBD
LBCIPB Cotton	TBD
LBCIPB Coffee	TBD

Final Index Value:	For each Component Sub-Index, the Index Value of the Component Sub-Index on the Valuation Date.

Index Value

For each Component Sub-Index, the closing level of that Component Sub-Index, as determined and published by the Index Sponsor (subject to the occurrence of a Market Disruption Event or an Index Unavailability Event), rounded to four decimal places.

Market Disruption Events:

If a Market Disruption Event relating to one or more Component Sub-Indices is in effect on the scheduled Valuation Date, the Calculation Agent will calculate the Final Basket Level using:

•      for each such Component Sub-Index that did not suffer a Market Disruption Event on the scheduled Valuation Date, the Final Index Level for that Component Sub-Index on the scheduled Valuation Date, and

•      for each such Component Sub-Index that did suffer a Market Disruption Event on the scheduled Valuation Date, the Final Index Level on the immediately succeeding trading day for such Component Sub-Index on which no Market Disruption Event occurs or is continuing with respect to such Component Sub-Index;

provided however that if a Market Disruption Event has occurred or is continuing with respect to a Component Sub-Index on each of the eight scheduled trading days following the scheduled Valuation Date, then (a) that eighth scheduled trading day shall be deemed the Valuation Date for the affected Component Sub-Index; and (b) the Calculation Agent will determine the Final Index Value for the affected Component Sub-Index on such day in good faith in accordance with the formula for and method of calculating the Component Sub-Index last in effect prior to commencement of the Market Disruption Event using a price for the Index Contract on such eighth scheduled Index Business Day determined by the Calculation Agent in its sole and absolute discretion taking into account the latest available quotation for the price of the Index Contract applicable to such Component Sub-Index and any other information that in good faith it deems relevant.

A “Market Disruption Event” for a Component Sub-Index means any of the following events, in each case as determined in good faith by the Calculation Agent:

(A)          the termination or suspension of, or material limitation or disruption in the trading on the applicable Relevant Exchange of the Index Contract for that Component Sub-Index;

(B)           the settlement price on the applicable Relevant Exchange of the Index Contract for that Component Sub-Index has increased or decreased by an amount equal to the maximum permitted price change from the previous day’s settlement price; or

(C)           the settlement price of the Index Contract for that Component Sub-Index is not published by the applicable Relevant Exchange.

Notwithstanding the foregoing, the following events will not constitute a Market Disruption Event for a Component Sub-Index:

(1)           a limitation on the hours in a trading day and/or number of days of trading, if it results from an announced change in the regular business hours of the applicable Relevant Exchange of the Index Contract for that Component Sub-Index; or

(2)           a decision to permanently discontinue trading in the Index Contract for that Component Sub-Index or options or futures contracts relating to that Index Contract of the related Component Sub-Index.

For purposes of the above, (a) “Index Contract” means the commodity contract then underlying each Component Sub-Index or any Successor Sub-Index; (b) “Relevant Exchange” means any organized exchange or market of trading for the Index Contract then included in the Component Sub-Index or any Successor Sub-Index; and (c) “trading day” means a day, as determined in good faith by the Calculation Agent, on which trading is generally conducted on the Relevant Exchange applicable to the Index Contract for the affected Component Sub-Index.

Index Unavailability Event:

If an Index Unavailability Event for any Component Sub-Index is in effect on the scheduled Valuation Date (and no Market Disruption Event is then in effect for that Component Sub-Index), the Calculation Agent will determine the Final Index Value for the affected Component Sub-Index on the Valuation Date in good faith in accordance with the formula for and method of calculating the Component Sub-Index last in effect prior to commencement of the Index Unavailability Event, using the closing price on the Valuation Date for the Index Contract for the Component Sub-Index on the Relevant Exchange for that Index Contract.

An “Index Unavailability Event” for a Component Sub-Index means that the Component Sub-Index is not calculated and published by the Index Sponsor or any Successor Sub-Index is not calculated and published by the sponsors thereof.

Index Adjustment:

If the Index Sponsor discontinues publication of a Component Sub-Index and the Index Sponsor or another entity publishes a successor or substitute index that the Calculation Agent determines, in its sole discretion, to be comparable to the discontinued Component Sub-Index (such index, a “Successor Sub-Index”), then the Final Index Value for such Component Sub-Index will be determined by reference to the level of such Successor Sub-Index at the close of trading on the Relevant Exchange or market of the Index Contract for that Successor Sub-Index on the Valuation Date ; provided, however, that the Calculation Agent, in its sole discretion, may make such adjustments as it deems necessary to the level of the Successor Sub-Index so that the level of the Successor Sub-Index reflects the same level as that of the discontinued Component Sub-Index before it was discontinued. Upon any selection by the

Calculation Agent of a Successor Sub-Index for any Component Sub-Index, the Calculation agent will cause written notice thereof to be promptly furnished to the trustee, to the Issuer and to the holders of the notes.

If the Index Sponsor discontinues publication of a Component Sub- Index prior to, and such discontinuation is continuing on, the Valuation Date, and the Calculation Agent determines, in its sole discretion, that no Successor Sub-Index is available at such time, then the Calculation Agent will determine the Final Index Value for such Component Sub-Index on the Valuation Date. The Final Index Value for such Component Sub-Index will be computed by the Calculation Agent in accordance with the formula for and method of calculating such Component Sub-Index last in effect prior to such discontinuation, using the settlement price of the Index Contract for such Component Sub-Index (or, if trading in such Index Contract has been materially suspended or materially limited, its good faith estimate of the settlement price that would have prevailed but for such suspension or limitation) at the close of trading on the Relevant Exchange for such Index Contract on the Valuation Date.

If at any time the method of calculating a Component Sub-Index or a Successor Sub-Index, or the level thereof, is, in the good faith judgment of the Calculation Agent, changed or modified in a material respect, the Calculation Agent may (but is not obligated to) make such adjustments to the Component Sub-Index or Successor Sub-Index or their respective methods of calculation as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a level of a commodity index comparable to such Component Sub-Index or Successor Sub-Index, as the case may be, as if such changes or modifications had not been made, and the Calculation Agent will calculate the Final Index Value for such Component Sub-Index or Successor Sub-Index with reference to the Component Sub-Index or Successor Sub-Index as adjusted. Accordingly, if the method of calculating a Component Sub-Index or a Successor Sub-Index is modified or rebased so that the level of such Component Sub-Index or Successor Sub-Index is a fraction or multiple of what it would have been if it had not been modified or rebased, then the Calculation Agent will adjust the level of such Component Sub-Index or Successor Sub-Index in order to arrive at a level of the Component Sub-Index or Successor Sub-Index as if it has not been modified or rebased.

Index Business Day:	A day, as determined in good faith by the Calculation Agent, on which trading is generally conducted on the Relevant Exchange for each Index Contract underlying a Component Sub-Index.

Business Days:	New York

Underwriter:	Lehman Brothers Inc.

Calculation Agent	Lehman Brothers Commodity Services Inc.

Denomination:	US$10,000 and integral multiples of US$10,000

Issue Type:	US MTN

Fees:		Price to Public (1)	Fees (2)	Proceeds to the Issuer
	Per note	$10,000	$0.00	$10,000
Total

(1)   The price to public includes Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the notes through one or more of its affiliates, which includes such affiliates expected cost of providing such hedge as well as the profit the such affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

(2)   Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to any hedges.

RISK FACTORS

An investment in the notes entails certain risks not associated with an investment in conventional floating rate or fixed rate medium-term notes. See “Risk Factors” in the Series I MTN prospectus supplement. In addition, the notes are subject to the further specific risks discussed below.

An investment in the notes is subject to risks associated with the performance of the Component Sub-Indices, and you may lose a substantial portion of your principal.

The return on the notes at maturity is entirely dependent on the Basket Return, which in turn depends on the aggregate performance of the Component Sub-Indices. Because the notes do not bear interest, the return on the notes will depend solely on the Redemption Amount payable at maturity, and because the notes are only [20%] principal protected, even if held to maturity, you may lose a substantial portion of your investment. If the Basket Return on the Valuation Date is less than [-20.0%] (that is, if the Final Basket Level has declined by more than [20.0%] relative to the Initial Basket Level), you will lose principal in proportion to the percentage by which the decline in the Final Basket Level relative to the Initial Basket Level exceeds [20.0%]. Accordingly, in such circumstances the Redemption Amount will be less than, and may be as little as, [20%] of the principal amount invested, or a potential loss of [$8,000] on each $10,000 principal amount note.

The prices of the Component Sub-Indices, the Index Contracts that comprise the Component Sub-Indices and the commodities underlying such Index Contracts are primarily affected by the global demand for and supply of such Index Contracts, but from time to time may also be significantly affected by speculative actions or currency exchange rates. Demand for the Index Contracts (or the commodities underlying such Index Contracts) is significantly linked to the level of global industrial economic activity, but is also influenced by other factors such as government regulations (including environmental or consumption policies) and growth in industrial production and gross domestic product in emerging market countries, such as India or China, that have become oversized users of commodities. In addition to general economic activity and demand, prices for the Index Contracts and the commodities underlying such Index Contracts can be influenced by political events, changes in production and yields, weather, trade and diseases, as well as labor activity and supply disruptions in regions of the world that are major producers of the relevant commodities, all of which will tend to affect worldwide prices of an Index Contract or the commodity underlying the relevant Index Contract, regardless of the location of the event. It is impossible to predict what effect these factors will have on the value of any of the Component Sub-Indices and thus, the return on the notes.

In the event of sudden disruptions in the supply of an Index Contract (or commodity underlying an Index Contract), such as those caused by war, natural events, or accidents, the value of the Component Sub-Indices or the prices of the related Index Contracts could become extremely volatile and unpredictable. Also, sudden and dramatic changes in the futures market may occur, for example, upon the introduction of new or previously withheld supplies of a commodity underlying an Index Contract into the market or the introduction of substitute products or commodities. In addition, there are substitutes for each of the commodities underlying the Index Contracts in various applications, and the availability and price of these substitutes (and in particular, a decrease in the price of any of these substitute commodities) will also affect demand for a commodity underlying an Index Contract and may have a material adverse effect on the value of a Component Sub-Index.

In addition, since each Component Sub-Index is comprised of an Index Contract, the value of such Component Sub-Index will be primarily determined by current and future prices of the commodity underlying such Index Contract. The commodities underlying the Index Contracts are also subject to certain specific risks.

Specific factors affecting the price of natural gas. Natural gas is used primarily for residential and commercial heating and in the production of electricity. The level of global industrial activity influences the demand for natural gas. Natural gas has also become an increasingly popular source of energy in the United States, both for consumers and industry, in part because it burns more cleanly and has minimal impact on the environment. Many utilities, for example, have shifted away from coal or oil to natural gas to produce electricity. The demand for natural gas has also traditionally been cyclical, with higher demand during the months of winter and lower demand during the warmer summer months. In addition, the seasonal temperatures in countries throughout the world can also heavily influence the demand for natural gas. The world’s supply of natural gas is concentrated in the Middle East, Europe, the former Soviet Union and Africa. In general, the supply of natural gas is based on competitive market forces: inadequate supply at any one time leads to price increases, which signal to production companies the need to increase the supply of natural gas to the market. Supplying natural gas in order to meet this demand, however, is dependent on a number of factors. These factors may be broken down into two segments: those factors that affect the short term supply and general barriers to increasing supply. Factors that affect the short term supply are as follows: the availability of skilled workers and equipment, permitting and well development and weather and delivery disruptions (e.g., hurricanes, labor strikes and wars). Similarly, the other more general barriers to the increase in supply of natural gas are: access to land, the expansion of pipelines and the financial environment. These factors, which are not exhaustive, are interrelated and can have complex and unpredictable effects on the supply for, and the price of, natural gas.

Specific factors affecting the price of WTI and Brent crude oil. The price of crude oil is primarily affected by the global demand for and supply of crude oil. Demand for refined petroleum products by consumers, as well as the agricultural, manufacturing and transportation industries, affects the price of crude oil. Crude oil’s end-use as a refined product is often as transport fuel, industrial fuel and in-home heating fuel. Potential for substitution in most areas exists, although considerations including relative cost often limit substitution levels. Because the precursors of demand for petroleum products are linked to economic activity, demand will tend to reflect economic conditions. Demand is also influenced by government regulations, such as environmental or consumption policies. In addition to general economic activity and demand, prices for crude oil are affected by political events, labor activity and, in particular, direct government intervention (such as embargos) or supply disruptions in major oil producing regions of the world. Such events tend to affect oil prices worldwide, regardless of the location of the event. Supply for crude oil may increase or decrease depending on many factors. These include production decisions by the Organization of Oil and Petroleum Exporting Countries and other crude oil producers. In the event of sudden disruptions in the supplies of oil, such as those caused by war, natural events, accidents or acts of terrorism, prices of oil futures contracts could become extremely volatile and unpredictable. Also, sudden and dramatic changes in the futures market may occur, for example, upon a cessation of hostilities that may exist in countries producing oil, the introduction of new or previously withheld supplies into the market or the introduction of substitute products or commodities. A decrease in the price of any of these commodities may have a material adverse effect on the price of crude oil and the return on an investment in the notes.

Specific factors affecting the price of gasoline. The level of global industrial activity influences the demand for non-oxygenated gasoline. In addition, the demand has seasonal variations, which occur during “driving seasons” usually considered the summer months in North America and Europe. Non-oxygenated gasoline is derived from crude oil and as such, any factors that influence the supply of crude oil may also influence the supply of non-oxygenated gasoline.

Specific factors affecting the price of heating oil. The level of global industrial activity influences the demand for heating oil. In addition, the seasonal temperatures in countries throughout the world can heavily influence the demand for heating oil. Heating oil is generally used to fuel heat furnaces for buildings. Heat oil is derived from crude oil and as such, any factors that influence the supply of crude oil may also influence the supply of heating oil.

Specific factors affecting the price of live cattle. The price of live cattle is primarily affected by the demand and supply of live cattle. The supply for live cattle may be impacted by the price of feed and feeder animals, severe weather, disease, pest outbreaks, advances in technology and the existence of government programs and policies. The demand for live cattle may be affected by the availability of and price of substitute products, changes in consumer preferences, population size and changes in income. In addition to supply and demand, the price of live cattle may be impacted by cycles of production and seasonality.

Specific factors affecting the price of lean hogs.  The price of lean hogs is primarily affected by the demand and supply of lean hogs.  In addition to potential supply and demand inequalities, severe weather disruptions, market expectations, control programs; domestic and foreign political and economic events and policies, disease, pestilence, technological developments and other governmental policies, action and inaction may impact the price of lean hogs.

Specific factors affecting the price of wheat. The price of wheat is subject to the global demand for, and supply of, wheat. The supply and demand of wheat are subject to temporary distortions, extreme price variations and other disruptions due to, among other things, conditions of illiquidity in the commodity markets, weather, the participation of speculators, government regulation and intervention. A significant portion of wheat demand is driven by human consumption. Changes in food consumption patterns could affect the price of wheat. In addition, changes in production and yields could affect supply.

Specific factors affecting the price of corn. The price of corn is primarily affected by the global demand for, and supply of, corn. The demand for corn is in part linked to the development of industrial and energy uses for corn. This includes the use of corn in the production of ethanol. The demand for corn is also affected by the profitability of the pork and poultry sectors, which use corn for feed. Troubles in those industries will lessen the demand for corn. For example, if avian flu were to have a negative effect on world poultry markets, the demand for corn might decrease.

Specific factors affecting the price of soybeans. The price of soybeans is primarily affected by the demand and supply of soybeans. The demand for soybeans is in part linked to its agricultural, industrial and energy uses. The bulk of the soybean crop is grown for soybean oil production and livestock feed. A smaller percentage of soybeans are used directly for human consumption. Soybeans are also used in industrial products including soap, cosmetics, resins, plastics, inks, crayons, solvents, clothing, and biodiesel fuel. The supply of soybeans is impacted by weather, disease, technological developments and government and trade policies.

Specific factors affecting the price of soybean oil. The price of soybean oil is primarily affected by the demand for, and supply of, soybean oil. Soybean oils, both liquid and partially hydrogenated, are exported abroad, sold as “vegetable oil,” or end up in a wide variety of processed foods. The remaining soybean husks are used mainly as animal feed. Like soybeans, the supply of soybean oil is impacted by weather, disease, technological developments and government and trade policies.

Specific factors affecting the price of aluminum. The price of aluminum is primarily affected by the global demand for and supply of aluminum, but is also influenced significantly from time to time by speculative actions and by currency exchange rates. Demand for aluminum is significantly influenced by the level of global industrial economic activity. Industrial sectors which are particularly important to demand for aluminum include the automobile, packaging and construction sectors. An additional, but highly volatile, component of demand is adjustments to inventory in response to changes in economic activity and/or pricing levels. There are substitutes for aluminum in various applications. Their availability and price will also affect demand for aluminum. The supply of aluminum is widely spread around the world, and the principal factor dictating the smelting of such aluminum is the ready availability of inexpensive power. The supply of aluminum is also affected by current and previous price levels, which will influence investment decisions in new smelters. Other factors influencing supply include transportation problems, labor strikes and shortages of power and raw materials.

Specific factors affecting the price of copper. The price of copper is primarily affected by the global demand for and supply of copper. Copper is a conductor of electricity, and one of the most significant applications for copper is the production of cable, wire and electrical products for both the electrical and building industries. Construction is another principal industrial application for copper, which is used in pipes for plumbing, heating, ventilation, and air conditioning, along with masonry wiring and sheet metal facing. Demand for copper products in recent years has been supported by strong consumption from newly industrializing countries due to their copper-intensive economic growth and infrastructure development. Apart from the United States, Canada and Australia, the majority of copper concentrate supply (the raw material) comes from outside the Organization for Economic Cooperation and Development countries. In previous years, copper supply has been affected by strikes, financial problems and terrorist activity.

Specific factors affecting the price of zinc. The price of zinc is primarily affected by the global demand for and supply of zinc. The manufacture of galvanized steel, which adds protection against corrosion to steel-based building structures, vehicles, machinery and general household equipment, accounts  for a significant percentage of world-wide zinc demand. Accordingly, the demand for zinc is highly correlated to the supply of and demand for galvanized steel, which is in turn heavily dependent on the automobile and construction sectors. The largest reserves of zinc concentrate (the raw material) are in Australia, Canada, China and Latin American countries (particularly Peru).

Specific factors affecting the price of nickel. The price of nickel is primarily affected by the global demand for and supply of nickel. Primary nickel improves the durability and strength of steel and provides corrosion resistance, allowing for the production of stainless steel, which is the primary consumer of primary nickel. It is also used in the production of special metal alloys, many of which are used in automotive parts. Russia has the world’s largest nickel reserves and therefore is the largest nickel producer, while Australia and Canada are also significant producers.

Specific factors affecting the price of gold. The price of gold is primarily affected by economic factors, including, among other things, the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates and gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events. Gold prices may also be affected by industry factors such as industrial and jewelry demand, lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold, levels of gold production and production costs, and short-term changes in supply and demand because of trading activities in the gold market.   In addition, the price of gold could be adversely affected by the promulgation of new laws or regulations or by the reinterpretation of existing laws or regulations (including, without limitation, those relating to taxes and duties on commodities or commodity components) by one or more governments, governmental agencies or instrumentalities, courts or other official bodies.

Specific factors affecting the price of silver. The price of silver is primarily affected by global demand for and supply of silver. The major end uses for silver include industrial applications, photography and jewellery and silverware. Silver prices can fluctuate widely and may be affected by numerous factors. These include general economic trends, technical developments, substitution issues and regulation, as well as specific factors including industrial and jewelry demand, expectations with respect to the rate of inflation, the relative strength of the U.S. dollar (the currency in which the price of silver is generally quoted) and other currencies, interest rates, central bank sales, forward sales by producers, global or regional political or economic events, and production costs and disruptions in major silver producing countries such as Mexico and Peru. The supply of silver consists of a combination of new mine production and existing stocks of bullion and fabricated silver held by governments, public and private financial institutions, industrial organizations and private individuals. In addition, the price of silver has on occasion been subject to very rapid short-term changes due to speculative activities. From time-to-time, above-ground inventories of silver may also influence the market.

Specific factors affecting the price of sugar. The price of sugar is primarily affected by the global demand for and supply of sugar, but are also significantly influenced by governmental policy and international trade agreements, by speculative actions and by currency exchange rates. Sugar is used primarily as a human food sweetener, but is also used in the production of fuel ethanol. Global demand for sugar is influenced by level of human consumption of sweetened food-stuffs and beverages and to a lesser extent, by the level of demand for sugar as the basis for fuel ethanol. The world export supply of sugar is dominated by the European Union, Brazil, Guatemala, Cuba, Thailand and Australia, while other countries, including India, the United States, Canada and Russia produce significant amounts of sugar for domestic consumption. Governmental programs and policies regarding agriculture and energy, specifically, and trade, fiscal and monetary issues, more generally, in these countries and at a multinational level could affect the supply and price of sugar. Extrinsic factors also affect sugar prices such as weather, disease and natural disasters.

Specific factors affecting the price of cotton. The price of cotton is primarily affected by the global demand for and supply of cotton. The supply of cotton is impacted by changes in production due to adverse weather conditions, reduced available acreage, diseases, pestilence and government policies, including subsidy programs and tariffs. Cotton is used to make a number of textile products, fishnets, coffee filters, tents, gunpowder and paper. The demand for cotton is impacted by the cultivation of new genetically engineered or transgenic cotton varieties; the emergence of new low-cost producers, global economic growth, population growth and price competition from man-made fibres. Cotton mill consumption is driven by both domestic consumption and trade in textiles.

Specific factors affecting the price of coffee. The price of coffee is primarily affected by the global demand for and supply of coffee. The supply of coffee can be affected by weather conditions, the health of the coffee trees and harvesting practices. Historically, weather has played a major role in determining world supply. The internal policies of the governments of producing countries with regard to number of trees planted, price support programs and world export quotas can also impact the amount of coffee available for world trade. The demand for coffee is primarily determined by its price, the price and availability of substitute drinks and consumers’ tastes.

Many factors affect the market value of the notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.

The market value of the notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the market value of the notes caused by another factor and the effect of one factor may exacerbate the decrease in the market value of the notes caused by another factor. For example, the market value of the notes will be affected by changes in the level of interest rates, the time to maturity of the notes (and any associated “time premium”) and the credit ratings of Lehman Brothers Holdings Inc. In addition, the market value of the notes will also be affected by certain specific factors, which are described in the following paragraphs (along with the expected impact on the market value of the notes given a change in that specific factor, assuming all other conditions remain constant).

The levels of the Component Sub-Indices will affect the market value of the notes. It is expected that the market value of the notes will depend on the Index Value of each Component Sub-Index relative to the Initial Index Value of such Component Sub-Index. If you choose to sell your notes when the Index Value one or more of the Component Sub-Indices is trading at a level below its respective Initial Index Value, or when the market perceives an increased risk of this occurring, the trading price of the notes may be adversely affected, and you may receive substantially less than the principal amount of the notes sold.

Changes in the volatility of the Component Sub-Indices, the Index Contracts or the prices of the commodities underlying the Index Contracts are expected to affect the market value of the notes. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of one or more of the Component Sub-Indices, Index Contracts or the prices of the commodities underlying the Index Contracts, increases or decreases, the market value of the notes may be adversely affected. The volatility of the Component Sub-Indices, the Index Contracts and the commodities underlying the Index Contracts are affected by a variety of factors, including weather, diseases, agricultural events or policies, governmental programs and policies, national and international political and economic events (including terrorist attacks and wars), changes in interest and exchange rates and trading activity in the commodities underlying the Index Contracts.

The use of a return on a basket of Component Commodities instead of a single commodity or index return may adversely affect the return on your investment.

The amount payable on the notes, if any, is based on the Final Basket Level, which in turn is based on the combined performance of the Component Sub-Indices. Because movements in the levels of the Component Sub-Indices may not correlate with each other, at a time when the level of one or more of the Component Sub-Indices increases, the level of one or more of the other Component Sub-Indices may increase to a lesser extent or may decline. Therefore, in calculating the Basket Return, increases in the value of one or more of the Component Sub-Indices may be moderated, or wholly offset, by lesser increases or declines in the value of one or more of the other Component Sub-Indices.

An investment in notes linked to the LBCI Pure Beta carries the risks associated with its re-allocation methodology.

The LBCI Pure Beta re-allocates the Index Contract for each commodity in which it is invested on a quarterly basis to a series of forward contracts in the standard LBCI contract calendar of successive one-month increments, or “Forward Allocations”. This re-allocation methodology seeks both to mitigate distortions in the commodity markets associated with investment flows and supply disruptions, among others, and to underweight commodities that have been in contango and overweight commodities in backwardation, offering the potential to minimize negative roll yield. The next Forward Allocation for each commodity is selected quarterly based on the correlations between the daily Forward Allocation Return for each of the then-active contracts in the Forward Allocations for that commodity, and the daily Effective Spot Price Return for that commodity, each as described below. If the re-allocation methodology does not achieve the objectives expected by the LBCI Pure Beta, the value of the notes may be adversely affected. This adverse effect on the value of the notes may be amplified by potential leverage employed by the LBCI Pure Beta. No assurance can be given that the strategy used to construct LBCI Pure Beta will be successful or that the LBCI Pure Beta will outperform any alternative index or strategy that might be constructed from the underlying Index Contracts.

Although the LBCI Pure Beta includes the same Index Contracts that comprise the general LBCI, its value and returns will likely differ from those of the LBCI.

The LBCI Pure Beta has different rules from the general LBCI governing the procedure by which expiring positions in certain of the constituent Index Contracts are rolled forward into more distant contract expirations, as explained in “The Lehman Brothers Commodity Index—Pure Beta” below. Since one component of the value of a commodity futures contract is the period remaining until its expiration, these differences are likely to produce different values for the LBCI Pure Beta and the general LBCI at any given time and, therefore, may produce differing returns.

The inclusion in the original issue price of the broker’s fee and Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the notes through one or more of its affiliates is likely to adversely affect the value of the notes prior to maturity.

The original issue price of the notes includes the broker’s fee and Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the notes through one or more of its affiliates. Such cost includes such affiliates’ expected cost of providing this hedge, as well as the profit these affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which a broker will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price. In addition, any such prices may differ from values determined by pricing models used by a broker, as a result of such compensation or other transaction costs.

Higher future prices of the commodity futures contracts constituting the Component Sub-Indices relative to their current prices may decrease the level of the Component Sub-Indices, and therefore the amount payable on the notes.

The Component Sub-Indices are composed of Index Contracts, which are futures contract on physical commodities, and reflects the return associated with the changes in price of the underlying Index Contracts together with the “roll yield” associated with these Index Contracts (the price changes and roll yield taken together constitute the “excess return” reflected by the Index).

Unlike equities, which typically entitle the holder to a continuing stake in a corporation, and unlike owning the commodity directly, a commodity futures contract normally specifies a certain date for delivery of the underlying physical commodity. A fundamental characteristic of the Component Sub-Indices, like other commodity indices, is that as a result of being comprised of futures contracts, the Component Sub-Indices must be managed to ensure each Component Sub-Index does not take delivery of the commodities in question. This is achieved through a process referred to as “rolling”, under which a given Index Contract during a month in which it approaches its settlement date is rolled forward to a new contract date (i.e., the Index Contract is effectively “sold” to “buy” a longer-dated Index Contract). For further information on the roll process for the LBCI, see “The Lehman Brothers Commodity Index—LBCI Return Calculations” below.

Roll yield is generated during the roll process from the difference in price between the near-term and longer-dated futures contracts. When longer-dated contracts are priced lower than the nearer contract and spot prices, the market is in backwardation, and positive roll yield is generated when higher-priced near-term futures contracts are “sold” to “buy” lower priced longer-dated contracts. When the opposite is true and longer-dated contracts are priced higher, the market is in contango, and negative roll yields result from the “sale” of lower priced near-term futures contracts to “buy” higher priced longer-dated contracts.

Each of the Component Sub-Indices, other than LBCI Pure Beta Brent, represents a single-commodity element of the LBCI Pure Beta, and LBCI Pure Beta Brent Oil is the LBCI Pure Beta variant of the LBCI Brent. The methodology adopted for the LBCI Pure Beta (and therefore for each Component Sub-Index) applies a re-allocation methodology that seeks both to mitigate distortions in the commodity markets associated with investment flows and supply disruptions, among others, and to underweight commodities that have been in contango and overweight commodities in backwardation, offering the potential to mitigate negative roll yield. Neither Lehman Brothers Holdings Inc. nor Lehman Brothers Inc. can ensure that any Component Sub-Index, or the LBCI Pure Beta generally, will achieve any of the intended results, that any Component Sub-Index, or the LBCI Pure Beta generally, will outperform the general LBCI (or any sub-index thereof) or any other investment linked to commodities similar to those underlying the Component Sub-Indices.

The return on your notes may not reflect all developments in the Index Contracts prior to the Valuation Date.

Because the Final Index Value for each Component Sub-Index will be based on the closing level of each such Component Sub-Index on the Valuation Date, which is a single Index Business Day near the end of the term of the notes, the level of each Component Sub-Index at other times during the term of the notes or at the Maturity Date could be higher than the Final Index Value for such Component Sub-Index. This difference could be particularly large if there is a significant decrease in the level of a Component Sub-Index during the latter portion of the term of the notes or if there is significant volatility in the closing levels of the Component Sub-Indices during the term of the notes, especially on dates near the Valuation Date.

The notes are not directly linked to the Index Contracts or any other exchange-traded futures contracts.

The notes are not linked directly to the Index Contracts or any other exchange-traded futures contracts. The notes are linked to the Component Sub-Indices, which, as described below, reflects the excess returns that are potentially available through an unleveraged investment in the Index Contracts. Accordingly, the return on your notes will reflect the excess returns associated with the Index Contracts, including any positive or negative “roll yield”, and therefore will not reflect, and may be lower than, the return you would realize if the notes were linked directly to the Index Contracts or if you actually owned the Index Contracts or other exchange-traded futures contracts for a similar period.

As sponsor of the Component Sub-Indices, Lehman Brothers Inc., an affiliate of Lehman Brothers Holdings Inc., will have the authority to make determinations that could create conflicts of interest or materially affect your notes in various ways.

As further described under “Description of the Component Sub-Indices”, the Component Sub-Indices were developed, and are owned, by Lehman Brothers Inc., an affiliate of Lehman Brothers Holdings Inc. Lehman Brothers Inc. is responsible for, and has determinative influence over, the composition, calculation and maintenance of the Component Sub-Indices. The judgments that Lehman Brothers Inc., as the sponsor of the Component Sub-Indices, makes in connection with the composition, calculation and maintenance of the Component Sub-Indices may affect the value of the notes, the Final Index Value of each Component Sub-Index and the Redemption Amount payable on the notes.

The role played by Lehman Brothers Inc., as sponsor of the Component Sub-Indices, and the exercise by it of the kinds of discretion described above could present it with a conflict of interest. Lehman Brothers Inc., in its capacity as sponsor of the Component Sub-Indices, has no obligation to take your interests into consideration for any reason. Lehman Brothers Inc. may decide to discontinue calculating and publishing any of the Component Sub-Indices, which would mean that, if Lehman Brothers Inc., an affiliate of Lehman Brothers Holdings Inc., as calculation agent, determines that no successor sub-index or sub-indices exists on the date when the Final Index Value is required to be determined for each of the Component Sub-Indices, then Lehman Brothers Inc., in its capacity as calculation agent, would have the discretion to make determinations with respect to the level of each such Component Sub-Index, which may adversely affect the value of the notes, the Final Index Value for each such Component Sub-Index and the Redemption Amount payable on the notes. See “Index Adjustment” above.

Suspension or disruptions of market trading in the commodity and related futures markets may require an adjustment to the calculation of the Component Sub-Indices and may adversely affect the value of the notes.

The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices that may occur during a single business day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price.” Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could adversely affect the level of the Index and, therefore, the value of your notes.

Certain of the events set forth above also constitute Market Disruption Events under the terms of the notes. To the extent any Market Disruption Event occurs with respect to one or more Index Contracts and remains in effect on the scheduled Valuation Date for the notes, the Valuation Date for the affected Index Contracts will be postponed until the Market Disruption Event ceases to be in effect or, if the Market Disruption Event remains in effect for eight scheduled trading days after the Valuation Date, the Final Index Value for the affected Component Sub-Index will be determined by the Calculation Agent as described above under “Market Disruption Event”. In the event the Valuation Date is postponed, the Final Index Value for the affected Component Sub-Index may be lower than anticipated and possibly less than the Initial Index Value for such Component Sub-Index, which may adversely affect the Redemption Amount or the value of your notes. In addition, if the Valuation Date is postponed due to a Market Disruption Event as described above so that it falls less than three Business Days prior to the scheduled Maturity Date, the Maturity Date will be postponed to the third Business Day following the postponed Valuation Date.

Trading and other transactions by affiliates of Lehman Brothers Holdings Inc. and others in the Index Contracts and the commodities underlying the Index Contracts may affect the levels of the Component Sub-Indices.

Lehman Brothers Commodity Services Inc. and certain other affiliates of Lehman Brothers Holdings Inc. actively trade the Index Contracts and options on futures contracts on the commodities underlying the Index Contracts. Lehman Brothers Commodity Services Inc. and certain other affiliates of Lehman Brothers Holdings Inc., also actively enter into or trade and market securities, swaps, options, derivatives, and related instruments that are linked to the performance of the Component Sub-Indices, the Index Contracts or the commodities underlying the Index Contracts. Certain affiliates of Lehman Brothers Holdings Inc., may underwrite or issue other securities or financial instruments indexed to the Index and related indices. Lehman Brothers Inc. and certain of its affiliates may license the Component Sub-Indices for publication or for use by unaffiliated third parties. The markets in certain of the Index Contracts may not be traded in significant volumes and may be significantly affected by trading activities, including speculators.

Trading and underwriting activities by Lehman Brothers Holdings Inc. and its respective affiliates could adversely affect the value of the Index Contracts, the commodities underlying the Index Contracts and the levels of the Component Sub-Indices, and therefore could in turn affect the return on and the value of the notes. For instance, a market maker in a financial instrument linked to the performance of a Component Sub-Index may expect to hedge some or all of its position in that financial instrument. Purchase (or selling) activity in the Index Contracts or the commodities underlying the Index Contracts in order to hedge the market maker’s position in the financial instrument may affect the market price of the Index Contracts, which in turn may affect the value of the Component Sub-Indices. With respect to any of the activities described above, none of Lehman Brothers Holdings Inc. or its respective affiliates has any obligation to take the needs of any buyers, sellers or holders of the notes into consideration at any time.

Lehman Brothers Inc. may be required to replace an Index Contract if that contract is terminated or replaced.

Each Index Contract is a “Designated Contract” that has been selected as the reference contract for the commodity represented by the applicable Component Sub-Index. Data concerning these Designated Contracts will be used to calculate each Component Sub-Index. If an Index Contract were to be terminated or replaced by an exchange, a comparable futures contract, if available, would be selected by Lehman Brothers Inc. as a Designated Contract to replace that Index Contract. The termination or replacement of any Index Contract may have an adverse impact on the level of the affected Component Sub-Index.

Lack of regulation by the CFTC.

The notes are debt securities that are direct obligations of Lehman Brothers Holdings Inc. The net proceeds to be received by Lehman Brothers Holdings Inc. from the sale of the notes will not be used to purchase or sell Index Contracts, the commodities underlying the Index Contracts or other futures contracts on such commodities for the benefit of holders of the notes. The notes are not themselves commodities futures contracts, and an investment in the notes does not constitute either an investment in the Index Contracts, the commodities underlying the Index Contracts or other futures contracts on such commodities, or in a collective investment vehicle that trades in the Index Contracts, the commodities underlying the Index Contracts or other futures contracts on such commodities.

Unlike an investment in the notes, an investment in a collective investment vehicle that invests in commodities on behalf of its participants may be regulated as a commodity pool and its operator may be required to be registered with and regulated by the Commodity Futures Trading Commission (“CFTC”) as a “commodity pool operator” (“CPO”). Because the notes are not interests in a commodity pool, the notes will not be regulated by the CFTC as a commodity pool, Lehman Brothers Holdings Inc. will not be registered with the CFTC as a CPO, and you will not benefit from the CFTC’s or any non-U.S. regulatory authority’s regulatory protections afforded to persons who trade in commodities or who invest in regulated commodity pools.

Because the notes do not constitute investments by you in futures contracts traded on regulated futures exchanges, your you will not benefit from the CFTC’s or any other regulatory authority’s regulatory protections afforded to persons who trade in futures contracts on a regulated futures exchange.

You must rely on your own evaluation of the merits of an investment linked to the Component Sub-Indices and the commodities underlying the Index Contracts that comprise the Component Sub-Indices.

In the ordinary course of their businesses, affiliates of Lehman Brothers Holdings Inc. may from time to time express views on expected movements in the level of  any of the Component Sub-Indices, the individual Index Contracts or the commodities underlying the Index Contracts. These views are sometimes communicated to clients who participate in markets in the Index Contracts or the commodities underlying the Index Contracts. However, these views, depending upon world-wide economic, political and other developments, may vary over differing time horizons and are subject to change. Moreover, other professionals who deal in markets for the Index Contracts or the commodities underlying the Index Contracts may at any time have significantly different views from those of Lehman Brothers Holdings Inc. or its affiliates. In connection with your purchase of the notes, you should investigate the Component Sub-Indices, the Index Contracts and the commodities underlying the Index Contracts and not rely on views which may be expressed by Lehman Brothers Holdings Inc. or its affiliates in the ordinary course of their businesses with respect to the Component Sub-Indices or any such Index Contract or underlying commodity.

You should make such investigation as you deem appropriate as to the merits of an investment linked to the Component Sub-Indices. Neither the offering of the notes nor any views which may from time to time be expressed by Lehman Brothers Holdings Inc. or its affiliates in the ordinary course of their businesses with respect to the Component Sub-Indices, individual Index Contracts or the commodities underlying the Index Contracts constitutes a recommendation as to the merits of an investment in your notes.

The Component Sub-Indices may in the future include Index Contracts that are not traded on regulated futures exchanges

The Component Sub-Indices are based on the Index Contracts, which are all futures contracts traded on regulated futures exchanges (referred to in the United States as “designated contract markets”). However, it is possible that the Component Sub-Indices could in the future include over-the-counter contracts (such as swaps and forward contracts) traded on trading facilities that are subject to lesser degrees of regulation or, in some cases, no substantive regulation. As a result, trading in such contracts, and the manner in which prices and volumes are reported by the relevant trading facilities, may not be subject to the provisions of, and the protections afforded by, the U.S. Commodity Exchange Act of 1936, or other applicable statutes and related regulations, that govern trading on regulated futures exchanges. In addition, many electronic trading facilities have only recently initiated trading and do not have significant trading histories. As a result, the trading of contracts on such facilities, and the inclusion of such contracts in the Component Sub-Indices, could present certain risks not associated with most exchange traded futures contracts, including risks related to the liquidity and price histories of the relevant contracts.

UNITED STATES FEDERAL INCOME TAX TREATMENT

Lehman Brothers Holdings Inc. intends to treat the notes as financial contracts as described under “Supplemental United States Federal Income Tax Consequences-Financial Contracts” in the Series I MTN prospectus supplement.

HYPOTHETICAL REDEMPTION AMOUNT PAYMENT EXAMPLES

Hypothetical Redemption Amount Payment Examples

If the Final Basket Level on the Valuation Date is greater than the Initial Basket Level, the notes will pay at maturity a Redemption Amount equal to the principal amount invested multiplied by the sum of 100% plus the product of the Basket Return multiplied by the Upside Participation Rate. If the Final Basket Level on the Valuation Date is equal to or less than the Initial Basket Level but greater than the Buffer Level, the notes will pay at maturity a Redemption Amount equal to only the principal amount invested with no additional return. If the Final Basket Level on the Valuation Date is equal to or less than the Initial Basket Level but less than the Buffer Level, the notes will pay at maturity a Redemption Amount equal to the principal amount invested multiplied by the sum of 100% plus the Basket Return plus the Protection Percentage. If the Basket Return is less than the Buffer Level (that is, the Final Basket Level has declined by more than [20.0%] relative to the Initial Basket Level), you will lose principal in proportion to the percentage by which the decline in the Final Basket Level relative to the Initial Basket Level exceeds [20.0%]. Accordingly, in such circumstances the Redemption Amount will be less than, and may be as little as, [20%] of the principal amount invested.

The table below illustrates the hypothetical Redemption Amount at maturity per $10,000 in principal amount of notes, based on a hypothetical range of performance for the Final Basket Level (which will be determined on the Valuation Date) from 0 to 200, as well as, hypothetical values for the Basket Return (which will be calculated on the Valuation Date), an Upside Participation Rate of 180% (which will be determined on the Trade Date), a Protection Percentage of 20% (which will be determined on the Trade Date) and a Buffer Level of 80% of the Initial Basket Level (which will be determined on the Trade Date). The Initial Basket Level will be set at 100 as of the Trade Date. The following results are based solely on the hypothetical examples cited; the Final Basket Levels have been chosen arbitrarily for the purpose of these examples and should not be taken as indicative of the future performance of the price of the Component Commodities. Numbers in the examples have been rounded for ease of analysis.

Final Basket Level	Initial Basket Level	Basket Return	Redemption Amount (per $ 10,000 principal amount)[1]
200	100	100%	$28,000
190	100	90%	$26,200
180	100	80%	$24,400
170	100	70%	$22,600
160	100	60%	$20,800
150	100	50%	$19,000
140	100	40%	$17,200
130	100	30%	$15,400
120	100	20%	$13,600
110	100	10%	$11,800
100	100	0%	$10,000
90	100	–10%	$10,000
80	100	–20%	$10,000
70	100	–30%	$9,000
60	100	–40%	$8,000
50	100	–50%	$7,000
40	100	–60%	$6,000
30	100	–70%	$5,000
20	100	–80%	$4,000
10	100	–90%	$3,000
0	100	–100%	$2,000

1  If the Final Basket Level is greater than the Initial Basket Level, the Redemption Amount will equal the principal amount of the notes multiplied by 100% + (Basket Return x Upside Participation Rate). If the Final Basket Level is equal to or less than the Initial Basket Level but greater than or equal to the Buffer Level, the Redemption Amount per $10,000 note will equal $10,000. If the Final Basket Level is less than the Initial Basket Level and is less than the Buffer Level, the Redemption Amount will equal the principal amount of the notes multiplied 100% + (Basket Return + Protection Percentage).

The examples below illustrate how the Final Basket Level, the Basket Return and the Redemption Amount are calculated. The below examples are based on hypothetical values for the Initial Index Value of each Component Sub-Index (which will be calculated on the Trade Date), an Upside Participation Rate of 180% (which will be determined on the Trade Date), and the hypothetical values of the Final Index Value of each Component Sub-Index (which will be calculated on the Valuation Date). The Initial Basket Level will be set to 100 on the Trade Date. The following results are based solely on the hypothetical examples cited; the Initial Index Value and the Final Index Value of each Component Sub-Index, and the Final Basket Levels have been chosen arbitrarily for the purpose of these examples and should not be taken as indicative of the future performance of the Component Sub-Indices. Numbers in the examples have been rounded for ease of analysis.

Example 1:  The Final Index Value of each Component Commodity increases relative to its Initial Index Value, resulting in a Final Basket Level of 130, a Basket Return of 30% and a Redemption Amount of $15,400 per $10,000 note.

The Basket Return equals (Final Basket Level – Initial Basket Level) / Initial Basket Level, and is calculated as follows:

Basket Return = (130 – 100) / 100

The Redemption Amount per $10,000 principal amount equals $10,000 x (100% + (Basket Return x Upside Participation Rate)) and is calculated as follows:

Redemption Amount per $1,000 principal amount of notes = $10,000 x (100% + (30% x 180%))= $15,400

The table below illustrates how the Final Basket Level in the above example was calculated:

Component Sub- Index	Initial Index Value (on Trade Date)	Final Index Value (on Valuation Date)	Weighting	Weighted Component Sub-Index Return
LBCIPB Natural Gas	67.8167	88.1617	10.00%	0.0300
LBCIPB WTI Crude	94.3037	122.5949	5.00%	0.0150
LBCIPB Brent Crude	94.0361	122.2469	5.00%	0.0150
LBCIPB Gasoline	114.7075	149.1197	3.00%	0.0090
LBCIPB Heating Oil	87.7074	114.0196	2.00%	0.0060
LBCIPB Live Cattle	107.9252	140.3028	4.00%	0.0120
LBCIPB Lean Hogs	110.1796	143.2335	2.00%	0.0060
LBCIPB Wheat	202.7271	263.5453	4.00%	0.0120
LBCIPB Corn	127.1066	165.2385	6.00%	0.0180
LBCIPB Soybeans	140.1869	182.2429	7.00%	0.0210
LBCIPB Soybean Oil	133.8015	173.9419	3.00%	0.0090
LBCIPB Aluminum	102.1086	132.7411	7.50%	0.0225
LBCIPB Copper	124.9265	162.4044	7.50%	0.0225
LBCIPB Zinc	116.4467	151.3807	4.00%	0.0120
LBCIPB Nickel	197.6865	256.9925	6.00%	0.0180
LBCIPB Gold	113.3304	147.3295	9.50%	0.0285
LBCIPB Silver	120.1801	156.2341	2.50%	0.0075
LBCIPB Sugar	52.5248	68.2823	4.00%	0.0120
LBCIPB Cotton	100.6290	130.8178	4.00%	0.0120
LBCIPB Coffee	115.0973	149.6264	4.00%	0.0120
	Sum of Weighted Component Sub-Index Returns =			0.30
Final Basket Level = 100 x (1+ Sum of the Weighted Component Sub-Index Returns) =				130.0

Example 2: The Final Index Value of each Component Sub-Index decreases relative to its Initial Index Value, resulting in a Final Basket Level of 90, a Basket Return of –10% and a Redemption Amount of $10,000 per $10,000 note.

The Basket Return equals (Final Basket Level – Initial Basket Level) / Initial Basket Level, and is calculated as follows:

Basket Return = (90 – 100) / 100

The Redemption Amount per $10,000 principal amount equals $10,000, because the Basket Return was less than 0.00% but greater than the Buffer Level of 80% of the Initial Basket Level.

The table below illustrates how the Final Basket Level in the above example was calculated:

Component Sub- Index	Initial Index Value (on Trade Date)	Final Index Value (on Valuation Date)	Weighting	Weighted Component Sub-Index Return
LBCIPB Natural Gas	67.8167	61.0350	10.00%	–0.0100
LBCIPB WTI Crude	94.3037	84.8734	5.00%	–0.0050
LBCIPB Brent Crude	94.0361	84.6324	5.00%	–0.0050
LBCIPB Gasoline	114.7075	103.2367	3.00%	–0.0030
LBCIPB Heating Oil	87.7074	78.9366	2.00%	–0.0020
LBCIPB Live Cattle	107.9252	97.1327	4.00%	–0.0040
LBCIPB Lean Hogs	110.1796	99.1616	2.00%	–0.0020
LBCIPB Wheat	202.7271	182.4544	4.00%	–0.0040
LBCIPB Corn	127.1066	114.3959	6.00%	–0.0060
LBCIPB Soybeans	140.1869	126.1682	7.00%	–0.0070
LBCIPB Soybean Oil	133.8015	120.4213	3.00%	–0.0030
LBCIPB Aluminum	102.1086	91.8977	7.50%	–0.0075
LBCIPB Copper	124.9265	112.4338	7.50%	–0.0075
LBCIPB Zinc	116.4467	104.8021	4.00%	–0.0040
LBCIPB Nickel	197.6865	177.9179	6.00%	–0.0060
LBCIPB Gold	113.3304	101.9973	9.50%	–0.0095
LBCIPB Silver	120.1801	108.1621	2.50%	–0.0025
LBCIPB Sugar	52.5248	47.2723	4.00%	–0.0040
LBCIPB Cotton	100.6290	90.5661	4.00%	–0.0040
LBCIPB Coffee	115.0973	103.5875	4.00%	–0.0040
	Sum of Weighted Component Sub-Index Returns =			–0.10
Final Basket Level = 100 x (1+ Sum of the Weighted Component Commodity Returns) =				90.0

Example 3: The Final Index Value of each Component Sub-Index decreases relative to its Initial Index Value, resulting in a Final Basket Level of 60, a Basket Return of –40% and a Redemption Amount of $8,000 per $10,000 note.

The Basket Return equals (Final Basket Level – Initial Basket Level) / Initial Basket Level, and is calculated as follows:

Basket Return = (60 – 100) / 100

The Redemption Amount per $10,000 principal amount equals $10,000 x (100% + (Basket Return + Protection Percentage)) and is calculated as follows:

Redemption Amount per $10,000 principal amount of notes = $10,000 x (100% + ((—40% + 20%))= $8,000

The table below illustrates how the Final Basket Level in the above example was calculated:

Component Sub- Index	Initial Index Value (on Trade Date)	Final Index Value (on Valuation Date)	Weighting	Weighted Component Sub-Index Return
LBCIPB Natural Gas	67.8167	40.6900	10.00%	–0.0400
LBCIPB WTI Crude	94.3037	56.5822	5.00%	–0.0200
LBCIPB Brent Crude	94.0361	56.4216	5.00%	–0.0200
LBCIPB Gasoline	114.7075	68.8245	3.00%	–0.0120
LBCIPB Heating Oil	87.7074	52.6244	2.00%	–0.0080
LBCIPB Live Cattle	107.9252	64.7551	4.00%	–0.0160
LBCIPB Lean Hogs	110.1796	66.1078	2.00%	–0.0080
LBCIPB Wheat	202.7271	121.6363	4.00%	–0.0160
LBCIPB Corn	127.1066	76.2639	6.00%	–0.0240
LBCIPB Soybeans	140.1869	84.1121	7.00%	–0.0280
LBCIPB Soybean Oil	133.8015	80.2809	3.00%	–0.0120
LBCIPB Aluminum	102.1086	61.2651	7.50%	–0.0300
LBCIPB Copper	124.9265	74.9559	7.50%	–0.0300
LBCIPB Zinc	116.4467	69.8680	4.00%	–0.0160
LBCIPB Nickel	197.6865	118.6119	6.00%	–0.0240
LBCIPB Gold	113.3304	67.9982	9.50%	–0.0380
LBCIPB Silver	120.1801	72.1080	2.50%	–0.0100
LBCIPB Sugar	52.5248	31.5149	4.00%	–0.0160
LBCIPB Cotton	100.6290	60.3774	4.00%	–0.0160
LBCIPB Coffee	115.0973	69.0584	4.00%	–0.0160
LBCIPB Natural Gas	67.8167	40.6900	10.00%	–0.0400
LBCIPB WTI Crude	94.3037	56.5822	5.00%	–0.0200
	Sum of Weighted Component Sub-Index Returns =			–0.40
Final Basket Level = 100 x (1+ Sum of the Weighted Component Commodity Returns) =				60.0

Example 4: The Final Index Values of LBCIPB Natural Gas, LBCIPB WTI Crude, LBCIPB Brent Crude, LBCIPB Live Cattle, LBCIPB Lean Hogs, LBCIPB Corn, LBCIPB Aluminum, LBCIPB Copper, LBCIPB Zinc, LBCIPB Silver, LBCIPB Sugar and LBCIPB Cotton appreciate relative to their respective Initial Index Values, while the Final Index Values of LBCIPB Gasoline, LBCIPB Heating Oil, LBCIPB Wheat, LBCIPB Soybeans, LBCIPB Soybean Oil, LBCIPB Nickel, LBCIPB Gold and LBCIPB Coffee depreciate relative to their respective Initial Index Values, resulting in a Final Basket Level of 110, a Basket Return of 10% and a Redemption Amount of $11,800 per $10,000 note.

The Basket Return equals (Final Basket Level – Initial Basket Level) / Initial Basket Level, and is calculated as follows:

Basket Return = (110 – 100) / 100

The Redemption Amount per $10,000 principal amount equals $10,000 x (100% + (Basket Return x Upside Participation Rate)) and is calculated as follows:

Redemption Amount per $10,000 principal amount of notes = $10,000 x (100% + (10% x 180%)) = $11,800

The table below illustrates how the Final Basket Level in the above example was calculated:

Component Sub- Index	Initial Index Value (on Trade Date)	Final Index Value (on Valuation Date)	Weighting	Weighted Component Sub-Index Return
LBCIPB Natural Gas	67.8167	85.9503	10.00%	0.0267
LBCIPB WTI Crude	94.3037	119.5197	5.00%	0.0134
LBCIPB Brent Crude	94.0361	119.1805	5.00%	0.0134
LBCIPB Gasoline	114.7075	95.5064	3.00%	–0.0050
LBCIPB Heating Oil	87.7074	73.0259	2.00%	–0.0033
LBCIPB Live Cattle	107.9252	136.7835	4.00%	0.0107
LBCIPB Lean Hogs	110.1796	139.6407	2.00%	0.0053
LBCIPB Wheat	202.7271	168.7924	4.00%	–0.0067
LBCIPB Corn	127.1066	161.0938	6.00%	0.0160
LBCIPB Soybeans	140.1869	116.7208	7.00%	–0.0117
LBCIPB Soybean Oil	133.8015	111.4043	3.00%	–0.0050
LBCIPB Aluminum	102.1086	129.4115	7.50%	0.0201
LBCIPB Copper	124.9265	158.3307	7.50%	0.0201
LBCIPB Zinc	116.4467	147.5836	4.00%	0.0107
LBCIPB Nickel	197.6865	164.5955	6.00%	–0.0100
LBCIPB Gold	113.3304	94.3599	9.50%	–0.0159
LBCIPB Silver	120.1801	152.3152	2.50%	0.0067
LBCIPB Sugar	52.5248	66.5695	4.00%	0.0107
LBCIPB Cotton	100.6290	127.5364	4.00%	0.0107
LBCIPB Coffee	115.0973	95.8310	4.00%	–0.0067
LBCIPB Natural Gas	67.8167	85.9503	10.00%	0.0267
	Sum of Weighted Component Sub-Index Returns =			0.10
Final Basket Level = 100 x (1+ Sum of the Weighted Component Commodity Returns) =				110.0

Example 5: The Final Index Values of LBCIPB Brent Crude, LBCIPB Gasoline, LBCIPB Lean Hogs, LBCIPB Corn, LBCIPB Zinc, LBCIPB Gold, LBCIPB Silver, LBCIPB Sugar, LBCIPB Coffee and LBCIPB Soybean Oil appreciate relative to their respective Initial Index Values, while the Final Index Values of LBCIPB Natural Gas, LBCIPB WTI Crude, LBCIPB Heating Oil, LBCIPB Live Cattle, LBCIPB Aluminum, LBCIPB Wheat, LBCIPB Soybeans, LBCIPB Copper, LBCIPB Nickel and LBCIPB Cotton depreciate relative to their respective Initial Index Values, resulting in a Final Basket Level of 80, a Basket Return of –20% and a Redemption Amount of $10,000 per $10,000 note.

The Basket Return equals (Final Basket Level – Initial Basket Level) / Initial Basket Level, and is calculated as follows:

Basket Return = (80 – 100) / 100

The Redemption Amount per $10,000 principal amount equals $10,000, because the Basket Return was less than 0.00% but equal to the Buffer Level of 80% of the Initial Basket Level.

The table below illustrates how the Final Basket Level in the above example was calculated:

Component Sub- Index	Initial Index Value (on Trade Date)	Final Index Value (on Valuation Date)	Weighting	Weighted Component Sub-Index Return
LBCIPB Natural Gas	67.8167	12.5945	10.00%	–0.0814
LBCIPB WTI Crude	94.3037	17.5136	5.00%	–0.0407
LBCIPB Brent Crude	94.0361	151.8011	5.00%	0.0307
LBCIPB Gasoline	114.7075	185.1706	3.00%	0.0184
LBCIPB Heating Oil	87.7074	16.2885	2.00%	–0.0163
LBCIPB Live Cattle	107.9252	20.0433	4.00%	–0.0326
LBCIPB Lean Hogs	110.1796	177.8613	2.00%	0.0123
LBCIPB Wheat	202.7271	37.6493	4.00%	–0.0326
LBCIPB Corn	127.1066	205.1863	6.00%	0.0369
LBCIPB Soybeans	140.1869	26.0347	7.00%	–0.0570
LBCIPB Soybean Oil	133.8015	215.9938	3.00%	0.0184
LBCIPB Aluminum	102.1086	18.9630	7.50%	–0.0611
LBCIPB Copper	124.9265	23.2006	7.50%	–0.0611
LBCIPB Zinc	116.4467	187.9783	4.00%	0.0246
LBCIPB Nickel	197.6865	36.7132	6.00%	–0.0489
LBCIPB Gold	113.3304	182.9476	9.50%	0.0584
LBCIPB Silver	120.1801	194.0050	2.50%	0.0154
LBCIPB Sugar	52.5248	84.7901	4.00%	0.0246
LBCIPB Cotton	100.6290	18.6883	4.00%	–0.0326
LBCIPB Coffee	115.0973	185.7999	4.00%	0.0246
	Sum of Weighted Component Sub-Index Returns =			–0.20
Final Basket Level = 100 x (1+ Sum of the Weighted Component Commodity Returns) =				80.0

Example 6: The Final Index Values of LBCIPB Gasoline, LBCIPB Heating Oil, LBCIPB Lean Hogs, LBCIPB Corn, LBCIPB Zinc, LBCIPB Gold, LBCIPB Silver, LBCIPB Sugar and LBCIPB Coffee appreciate relative to their respective Initial Index Values, while the Final Index Values of LBCIPB Natural Gas, LBCIPB WTI Crude, LBCIPB Brent Crude, LBCIPB Live Cattle, LBCIPB Aluminum, LBCIPB Wheat, LBCIPB Soybeans, LBCIPB Soybean Oil, LBCIPB Copper, LBCIPB Nickel and LBCIPB Cotton depreciate relative to their respective Initial Index Values, resulting in a Final Basket Level of 70, a Basket Return of –30% and a Redemption Amount of $9,000 per $10,000 note.

The Basket Return equals (Final Basket Level – Initial Basket Level) / Initial Basket Level, and is calculated as follows:

Basket Return = (70 – 100) / 100

The Redemption Amount per $1,000 principal amount equals $10,000 x (100% + (Basket Return + Protection Percentage)) and is calculated as follows:

Redemption Amount per $10,000 principal amount of notes = $10,000 x (100% + (–30% + 20%))= $9,000

The table below illustrates how the Final Basket Level in the above example was calculated:

Component Sub- Index	Initial Index Value (on Trade Date)	Final Index Value (on Valuation Date)	Weighting	Weighted Component Sub-Index Return
LBCIPB Natural Gas	67.8167	18.5192	10.00%	–0.0727
LBCIPB WTI Crude	94.3037	25.7522	5.00%	–0.0363
LBCIPB Brent Crude	94.0361	25.6791	5.00%	–0.0363
LBCIPB Gasoline	114.7075	163.6788	3.00%	0.0128
LBCIPB Heating Oil	87.7074	125.1517	2.00%	0.0085
LBCIPB Live Cattle	107.9252	29.4719	4.00%	–0.0291
LBCIPB Lean Hogs	110.1796	157.2178	2.00%	0.0085
LBCIPB Wheat	202.7271	55.3601	4.00%	–0.0291
LBCIPB Corn	127.1066	181.3713	6.00%	0.0256
LBCIPB Soybeans	140.1869	38.2818	7.00%	–0.0509
LBCIPB Soybean Oil	133.8015	36.5381	3.00%	–0.0218
LBCIPB Aluminum	102.1086	27.8835	7.50%	–0.0545
LBCIPB Copper	124.9265	34.1145	7.50%	–0.0545
LBCIPB Zinc	116.4467	166.1605	4.00%	0.0171
LBCIPB Nickel	197.6865	53.9836	6.00%	–0.0436
LBCIPB Gold	113.3304	161.7137	9.50%	0.0406
LBCIPB Silver	120.1801	171.4877	2.50%	0.0107
LBCIPB Sugar	52.5248	74.9489	4.00%	0.0171
LBCIPB Cotton	100.6290	27.4795	4.00%	–0.0291
LBCIPB Coffee	115.0973	164.2349	4.00%	0.0171
LBCIPB Natural Gas	67.8167	18.5192	10.00%	–0.0727
LBCIPB WTI Crude	94.3037	25.7522	5.00%	–0.0363
	Sum of Weighted Component Sub-Index Returns =			–0.30
Final Basket Level = 100 x (1+ Sum of the Weighted Component Commodity Returns) =				70.0

HISTORICAL INDEX LEVELS AND BASKET RETURN

As the Component Sub-Indices were launched on October 10, 2007, limited actual historical information is available. For comparison purposes the graphs below reflect the hypothetical daily historical levels and actual daily historical levels of the Component Sub-Indices as compared to the hypothetical daily historical levels and actual daily historical levels of each of the corresponding non-Pure Beta LBCI sub-indices (the “LBCI sub-indices”). The following graphs show (a) hypothetical daily historical levels for each of the Component Sub-Indices from October 11, 2002, to October 10, 2007, calculated based on the level of each Component Sub-Index that was set to 100 on June 30, 2006, and using the same objective criteria as will be used by each of the Component Sub-Indices going forward, as well as actual observable data for the Index Contracts, (b) actual historical levels for each the Component Sub-Indices from October 10, 2007, to October 12, 2007, (c) hypothetical daily historical levels for each of the LBCI sub-indices from October 11, 2002 to July 1, 2006 (except that, for LBCI Brent, the hypothetical daily historical levels are from October 11, 2002 to July 12, 2007), calculated based on the level of each LBCI sub-index that was set to 100 on June 30, 2006, and using the same objective criteria as will be used by each of the LBCI sub-indices going forward, as well as actual observable data for the Index Contracts and (d) actual historical levels for each of the LBCI sub-indices from July 1, 2006 to October 12, 2007 (except that, for LBCI Brent, the actual historical levels are from July 12, 2007 to October 12, 2007). Neither the hypothetical nor actual historical levels of the Component Sub-Indices are necessarily indicative of the future performance of the Component Sub-Indices, the Final Index Values of each Component Sub-Index, or what the value of the notes may be. Fluctuations in the levels of the Component Sub-Indices make it difficult to predict whether the Final Index Values will exceed the Initial Index Values, or whether the Redemption Amount on the notes will reflect a positive return or only the repayment of the principal invested. Fluctuations in the hypothetical or actual historical levels of the Component Sub-Indices may be greater or lesser than fluctuations experienced by the holders of the notes.

The following chart shows the hypothetical daily historical Basket Return based on the hypothetical composite performance of the Index Values for the Component Sub-Indices, using (a) hypothetical daily historical levels for each of the Component Sub-Indices from October 11, 2002, to October 10, 2007, calculated based on the level of each Component Sub-Index that was set to 100 on June 30, 2006, and using the same objective criteria as will be used by each of the Component Sub-Indices going forward, as well as actual observable data for the Index Contracts, (b) actual historical levels for each the Component Sub-Indices from October 10, 2007, to October 12, 2007; neither Lehman Brothers Inc. nor Lehman Brothers Holdings Inc. makes any representation or warranty as to the accuracy or completeness of these Index Values. For purposes of illustration only, the Basket Return shown in the chart below was indexed to a level of 0.0 on October 11, 2002, based upon the Index Values for the Component Sub-Indices on that day, and the composite value of the Component Sub-Indices on any subsequent day was obtained by using the calculation of the Basket Return described above.

THE LEHMAN BROTHERS COMMODITY INDEX—

PURE BETA BASKET SUB-INDICES

Each Component Sub-Index, other than LBCI Pure Beta Brent, represents a single-commodity element of the LBCI Pure Beta, and is comprised solely of the individual Index Contract on the Relevant Exchange.

For a description of how contracts are selected for the LBCI and LBCI Pure Beta (other than LBCI Pure Beta Brent and LBCI Brent) and a discussion of the LBCI and LBCI Pure Beta in general (including the forward allocations, the contract roll calendar and the calculation of liquidity factors), see below under “The Lehman Brothers Commodity Index—Pure Beta” and “The Lehman Brothers Commodity Index”. Lehman Brothers Inc., as Index Sponsor, has developed and calculates a number of sub-indices representing components of the LBCI Pure Beta. For details relating LBCI Brent and LBCI Pure Beta Brent, see “LBCI Pure Beta Brent” below.

As summarized below and described in greater detail under “The Lehman Brothers Commodity Index—Pure Beta” below, the methodologies for, and calculation of the return for, each Component Sub-Index is the same in all respects to the LBCI Pure Beta except that each Component Sub-Index is a single-commodity component of the LBCI Pure Beta (other than LBCI Pure Beta Brent, which is the LBCI Pure Beta variant of the LBCI Brent), and therefore the daily index weighting of that Component Sub-Index is always 100%.

Calculation of the Daily Index Level

Each Component Sub-Index reflects the notional excess returns of an unleveraged investment in the corresponding Index Contract following the LBCI Pure Beta re-allocation methodology described under “The Lehman Brothers Commodity Index—Pure Beta” below. The “excess returns” of the Index are the combined return of spot price movements and roll yield associated with the Index Contract, each as discussed below. The final level for each Component Sub-Index for each LBCI Business Day is published at such time on LehmanLive and Bloomberg. The Bloomberg symbols are as follows:

COMPONENT SUB-INDEX	BLOOMBERG SYMBOL

LBCIPB Natural Gas	LPNGER

LBCIPB WTI Crude	LPCLER

LBCIPB Brent Crude	LPCOER

LBCIPB Gasoline	LPUGER

LBCIPB Heating Oil	LPHOER

LBCIPB Live Cattle	LPLCER

LBCIPB Lean Hogs	LPLHER

LBCIPB Wheat	LPBWER

LBCIPB Corn	LPBCER

LBCIPB Soybeans	LPBSER

LBCIPB Soybean Oil	LPBOER

LBCIPB Aluminum	LPIAER

LBCIPB Copper	LPLPER

LBCIPB Zinc	LPLXER

COMPONENT SUB-INDEX	BLOOMBERG SYMBOL

LBCIPB Nickel	LPLNER

LBCIPB Gold	LPGDER

LBCIPB Silver	LPSIER

LBCIPB Sugar	LPSBER

LBCIPB Cotton	LPCTER

LBCIPB Coffee	LPKCER

LBCIPB Natural Gas	LPNGER

Quarterly Re-Allocation to Forward Allocations

Each Component Sub-Index re-allocates on a quarterly basis to one of twelve series of forward contracts in the standard LBCI contract calendar of successive one-month increments, or “Forward Allocations”. The next Forward Allocation for each commodity is selected quarterly on the 22nd of each January, April, July and October (or if the 22nd is not a Index Business Day, the next Index Business Day) (each such day a “Re-allocation Date”), and the selection is based on the correlations in the immediately preceding quarterly period ending on the Re-allocation Date between the daily Forward Allocation Returns for each of the then-active contracts in the twelve Forward Allocations for that commodity, and the daily Effective Spot Price Returns for that commodity, each as described below under “The Lehman Brothers Commodity Index–Pure Beta–Quarterly Re-Allocation to Forward Allocations”.

Re-Allocation Roll Mechanics

Once a Forward Allocation has been selected for an Index Contract on a Re-allocation Date using the methodology above, the Component Sub-Index then rolls between the previous Forward Allocation and the new Forward Allocation. The roll period for the Forward Allocations will begin on the first Index Business Day after the Re-Allocation Date (that is, the 23rd of each January, April, July and October, unless such day is not a Index Business Day) and continue for ten Index Business Days. During the roll period, the hypothetical position in the Index Contract is gradually shifted from the active (or “prompt”) contract in the current Forward Allocation to the contract in the new Forward Allocation in 10% daily increments. During the re-allocation roll, the return for each Index Contract will be a composite of the prompt Index Contract under the previous Forward Allocation and the prompt Index Contract under the new Forward Allocation, weighted by the percentage that has been rolled at the end of the applicable Index Business Day. The quarterly re-allocation roll, however, also overlaps the monthly roll mechanic under which the Index Contracts are rolled forward to a new contract as they approach their settlement date. The result, therefore, is a blending of the roll periods for each of the Index Contracts during each quarterly re-allocation roll period. See “The Lehman Brothers Commodity Index—LBCI Return Calculation—Commodity Roll Mechanics” and “The Lehman Brothers Commodity Index–Pure Beta–Re-Allocation Roll Mechanics” below.

THE LEHMAN BROTHERS COMMODITY INDEX–PURE BETA

Overview

The Lehman Brothers Commodity Index—Pure Beta was launched on October 10, 2007 (the “LBCI Pure Beta”) and is a variant of the general LBCI, which was launched by Lehman Brothers Inc. on July 1, 2006. The initial level of each of the LBCI and the LBCI Pure Beta was set to 100 as of June 30, 2006. The LBCI Pure Beta is a rules-based index that provides exposure to the same 20 exchange-traded futures contracts (the “Index Contracts”) on physical commodities that comprise the LBCI, but modified to apply a re-allocation methodology that seeks both to mitigate distortions in the commodity markets associated with investment flows and supply disruptions, among others, and to underweight commodities that have been in contango and overweight commodities in backwardation, offering the potential to reduce negative roll yield. Roll yield arises from the differential between the price levels of the futures contracts that an index rolls out of and those it rolls into. The LBCI and other traditional commodity indices tend to roll into “next nearby” futures contracts whereas the contracts that comprise the LBCI Pure Beta may be rolled forward into more distant contract expirations using certain allocation rules described below.

Index Composition and Index Contract Selection

The Index Contracts included in the LBCI Pure Beta in any year will be the same Index Contracts included in the general LBCI, which Index Contracts in turn are selected based on the liquidity criteria described in “The Lehman Brothers Commodity Index—Commodity Selection and Weights—Selecting Commodities for the LBCI Based on Liquidity”.

The 20 commodities currently represented by Index Contracts in both the LBCI generally and the LBCI Pure Beta are: crude oil, heating oil, natural gas, unleaded gas, aluminum, copper, nickel, zinc, gold, silver, lean hogs, live cattle, corn, soybean, soybean meal, soybean oil, wheat, coffee, cotton and sugar. The LBCI and LBCI Pure Beta each contain four major sectors: energy, metals, agriculture, and livestock. Within metals, there are additional sub-sectors for industrial metals and precious metals. Within agriculture there are sub-sectors for grains and softs.

Quarterly Re-Allocation to Forward Allocations

The principal difference between the LBCI Pure Beta and the general LBCI is the applicable Index Contracts in which the index is invested from time to time, and the fact that the LBCI Pure Beta re-allocates on a quarterly basis to potentially different Index Contract months. In particular, while the general LBCI at any given time is comprised of the next nearby futures contracts on the included commodities, or the next nearby contract in which there is sufficient liquidity (as described under “The Lehman Brothers Commodity Index—LBCI Return Calculations—Commodity Roll Mechanics” below), the LBCI Pure Beta re-allocates the Index Contract for each commodity in which it is invested on a quarterly basis to one of the eligible contracts for the next twelve consecutive months under the LBCI contract calendar,  following the “Forward Allocation” methodology described below.

In the LBCI Pure Beta, the next Forward Allocation for each commodity is selected quarterly on the 22nd of each January, April, July and October (or if the 22nd is not a Index Business Day, the next Index Business Day) (each such day a “Re-allocation Date”), and the selection is based on the correlations between the daily Forward Allocation Returns for each of the then-active contracts in the twelve Forward Allocations for that commodity, and the daily Effective Spot Price Returns for that commodity, in each case as described below, in the immediately preceding quarterly period ending on the Re-allocation Date.

Forward Allocations

Each Forward Allocation represents a series of forward contracts in the standard LBCI contract calendar of successive one-month increments up to a limit of 12 months (with Forward Allocation 1 being the series starting with the then-active forward contract in the standard LBCI contract calendar). For a description of the LBCI roll calendar, see “The Lehman Brothers Commodity Index—LBCI Return Calculations”. In effect, for any given commodity futures contract in the LBCI in any given month, Forward Allocation 1 of the LBCI Pure Beta will reference the series of contracts in which the general LBCI is invested, while Forward Allocations 2 through 12 will reference those series of contracts in which the general LBCI will be invested beginning in each of the next 11 succeeding months.

For instance, below is the standard roll calendar for Natural Gas (represented by the Henry Hub natural gas contracted traded on NYMEX under ticker symbol “NG”):

	Jan(F)	Feb(G)	Mar(H)	Apr(J)	May(K)	Jun(M)	Jul(N)	Aug(Q)	Sep(U)	Oct(V)	Nov(X)	Dec(Z)
NG Regular LBCI Roll	G/H	H/J	J/K	K/M	M/N	N/Q	Q/U	U/V	V/X	X/Z	Z/F	F/G

Based on the standard LBCI roll calendar above, the following table indicates each of Forward Allocations 1 through 12 of the NG contract, illustrating how each of the Forward Allocations is a shifting series of forward contracts in the regular LBCI contract calendar of successive one-month increments. Note that, under the general LBCI roll calendar, contracts are rolled on a monthly basis (when applicable) on the sixth through tenth LBCI Business Days in each month. Thus for purposes of determining Forward Allocations in the LBCI Pure Beta, which as stated above are evaluated on the 22nd of each January, April, July and October (or if the 22nd is not a Index Business Day, the next Index Business Day), the applicable contract in the Forward Allocation will always be the second contract of any monthly pair in the LBCI contract calendar.

	Jan(F)	Feb(G)	Mar(H)	Apr(J)	May(K)	Jun(M)	Jul(N)	Aug(Q)	Sep(U)	Oct(V)	Nov(X)	Dec(Z)
NG Regular LBCI Roll	G/H	H/J	J/K	K/M	M/N	N/Q	Q/U	U/V	V/X	X/Z	Z/F	F/G

Forward Allocation 1	H	J	K	M	N	Q	U	V	X	Z	F	G
Forward Allocation 2	J	K	M	N	Q	U	V	X	Z	F	G	H
Forward Allocation 3	K	M	N	Q	U	V	X	Z	F	G	H	J
Forward Allocation 4	M	N	Q	U	V	X	Z	F	G	H	J	K
Forward Allocation 5	N	Q	U	V	X	Z	F	G	H	J	K	M
Forward Allocation 6	Q	U	V	X	Z	F	G	H	J	K	M	N
Forward Allocation 7	U	V	X	Z	F	G	H	J	K	M	N	Q
Forward Allocation 8	V	X	Z	F	G	H	J	K	M	N	Q	U
Forward Allocation 9	X	Z	F	G	H	J	K	M	N	Q	U	V
Forward Allocation 10	Z	F	G	H	J	K	M	N	Q	U	V	X
Forward Allocation 11	F	G	H	J	K	M	N	Q	U	V	X	Z
Forward Allocation 12	G	H	J	K	M	N	Q	U	V	X	Z	F

For instance, if as of March the active contract in the standard LBCI roll calendar is the May contract (K), in Forward Allocation 3 the active contract in March is the July contract (N) (the contract the general LBCI would be invested in for May) and in Forward Allocation 5 the active contract in March is the September contract (U) (the contract the general LBCI would be invested in for July).

Selection of the Applicable Forward Allocation

As stated above, the LBCI Pure Beta re-allocates among Forward Allocations quarterly on each Re-allocation Date, with the applicable Forward Allocation determined individually for each commodity represented in the LBCI Pure Beta. The Forward Allocation selected for each commodity is determined based on the correlations between (1) the daily Forward Allocation Returns for each of the Index Contracts that are the then-active contracts under each of the twelve Forward Allocations for that commodity, and (2) the daily Effective Spot Price Returns for that commodity. The calculations for the daily Forward Allocation Returns and the daily Effective Spot Price Return for any commodity are described below.

The applicable quarterly period is in each case the period from and including the first Index Business Day following the last Re-allocation Date to and including the current Re-allocation Date.

Effective Spot Price Return

The Effective Spot Price Return for any Index Contract is calculated on each Index Business Day, and for any Index Business Day is equal to the appreciation and/or depreciation in the Effective Spot Price from the price on the first Index Business Day in the trailing 3-month period ending on the applicable Index Business Day to the price on the applicable Index Business Day.

For purposes of calculating the Effective Spot Price Return for any commodity as described above, the Effective Spot Price for any Index Business Day is the weighted average price calculated using each Index Contract for that commodity in the 0- to 12-month measurement period (that is, the next nearby month contract plus the contract for each of the next 11 months). The weighted average spot price for each Index Contract is equal to the sum of the weighted prices of each contract month being priced. The weighted price of each monthly contract is determined by multiplying the spot price for a given month by a quotient equal to the total dollar amount invested in that month’s contract, or that contract’s “Open Interest,” divided by the total Open Interest in the contracts for all months being priced. The Open Interest data for each Index Contract is provided by the relevant exchange for that Index Contract. In the case of Index Contracts trading on the LME (London Metals Exchange), i.e. Aluminum, Zinc, Nickel and Copper, the “Open Interest” is equally distributed across the 12 months measurement period due to the fact that the LME does not provide daily contract OI values. This means that the OI weight for each contract will be 8.33%.

Prices used to calculate any Effective Spot Price or Effective Spot Price Return on or as of any Index Business Day will be the closing prices for the applicable months of each Index Contract on that Index Contract’s relevant exchange on that day.

Forward Allocation Return

Like the Effective Spot Price Return, the Forward Allocation Return for each of Forward Allocations 1 through 12 is calculated on each Index Business Day, and for any Index Business Day is equal to the appreciation and/or depreciation in the spot price for the then-active contract in the applicable Forward Allocation from the price on the first Index Business Day in the trailing 3-month period ending on the applicable Index Business Day to the price for the active contract on the applicable Index Business Day.

The Forward Allocation Return is an “excess” return because the change in the two relevant prices will include both changes in spot price for the contract under the given Forward Allocation and the roll yield for any roll between contract months under that Forward Allocation during the trailing 3-month period (calculated as if that contract was being rolled in accordance with the LBCI roll calendar).

Prices used to calculate any Forward Allocation Return on or as of any Index Business Day will be the closing prices for the applicable contract on that contract’s relevant exchange on that day.

Tracking Mark

On each Re-allocation Date, a correlation value, or “Tracking Mark,” for each Forward Allocation for a commodity is calculated between the daily Forward Allocation Returns for that Forward Allocation and the daily Effective Spot Price Returns for that commodity, in each case, for the applicable 3-month trailing period. Index Contracts in which the trailing 3-month average Open Interest in the relevant futures contract as of the Re-allocation Date is less than 7.0% of the trailing 3-month average total Open Interest for each of the 0- to 12-month Index Contracts are excluded from Tracking Mark calculations and from consideration under the quarterly re-allocation. This limitation is designed to ensure there is sufficient liquidity to support an investment in the futures contracts within the selected Forward Allocation.

The Forward Allocation into which the LBCI Pure Beta will be invested for the next quarterly period will be the Forward Allocation with the highest Tracking Mark that also satisfies the following rules:

•            For a Forward Allocation to be selected (1) the immediately preceding Forward Allocation must have a lower Tracking Mark and (2) the succeeding Forward Allocations must have Tracking Marks that are sequentially lower than or equal to the previous Tracking Mark.

•            If Forward Allocation 1 has the highest Tracking Mark and all succeeding Forward Allocations have Tracking Marks that are sequentially lower than or equal to the previous Tracking Mark, Forward Allocation 1 would be selected.

•            If none of the preceding conditions are satisfied (i.e. if Forward Allocation 11 has a lower Tracking Mark than Forward Allocation 12) then the LBCI Pure Beta will allocate to Forward Allocation 12.

The graphs below illustrate the application of the section rules above on a given Re-Allocation Date for a hypothetical set of Tracking Marks.

In Figure 1, Forward Allocation 6 would be selected, as it is the Forward Allocation with the highest Tracking Mark preceded by a Forward Allocation with a lower Tracking Mark and followed by Forward Allocations with sequentially lower Tracking Marks:

In Figure 2, Forward Allocation 12 would be selected, because Forward Allocation 11 has a lower Tracking Mark than Forward Allocation 12. As a result, there is no earlier Forward Allocation that is followed by Forward Allocations with Tracking Marks that are sequentially lower than or equal to the previous Tracking Mark:

The following table indicates the Forward Allocations for each Index Contract in which the LBCI Pure Beta was invested for each quarterly re-allocation from and including the quarterly period beginning on the first Index Business Day after the April 22, 2002 Re-allocation Date to and including the current quarterly re-allocation period that begins on the first Index Business Day after the July 22, 2007 Re-allocation Date.

	Energy				Industrial Metals				Precious Metals		Agriculture								Livestock
	Crude Oil	Natural gas	Unleaded gas	Heating Oil	Aluminum	Copper	Nickel	Zinc	Gold	Silver	Soybeans	Corn	Soybean Meal	Wheat	Soybean Oil	Coffee	Cotton	Sugar	Live Cattle	Lean Hogs
Period Beginning	CL	NG	RB	HO	LA	LP	LN	LX	GC	SI	S	C	SM	W	BO	KC	CT	SB	LC	LH
1/2/2001	2	4	3	2	11	6	6	6	4	1	3	4	3	4	3	4	4	6	10	4
4/25/2001	3	4	2	4	11	8	9	9	1	1	6	3	5	4	5	3	4	4	10	3
7/25/2001	3	1	4	4	9	6	5	6	3	3	7	3	5	2	1	4	6	6	4	3
10/24/2001	2	6	3	7	9	10	7	8	3	4	3	6	5	5	5	4	2	4	5	3
1/24/2002	4	7	1	6	7	7	10	7	3	2	2	2	4	4	4	4	2	3	5	1
4/24/2002	3	4	5	4	6	7	7	7	1	1	6	3	5	1	4	4	3	4	6	3
7/24/2002	3	8	4	4	8	6	4	9	2	3	2	4	6	3	5	3	7	6	6	2
10/24/2002	2	7	4	6	8	5	7	7	3	3	2	6	2	2	4	4	5	5	5	4
1/24/2003	1	5	2	5	7	5	7	7	3	2	3	2	2	3	1	4	3	5	5	3
4/24/2003	4	3	1	4	8	9	7	8	1	3	5	3	7	3	4	2	4	2	4	2
7/24/2003	2	8	4	3	6	10	6	6	2	3	4	3	4	3	6	1	3	1	1	2
10/24/2003	2	6	2	5	6	7	6	6	6	5	3	3	1	2	1	3	5	5	5	5
1/26/2004	2	3	3	3	6	11	6	5	2	4	3	3	3	2	3	4	4	4	3	3
4/26/2004	2	2	2	3	5	9	7	8	2	2	3	3	4	2	4	2	4	4	4	4
7/26/2004	2	2	1	1	7	9	7	7	2	8	4	2	4	2	3	2	2	4	3	2
10/26/2004	4	5	3	1	5	6	5	8	1	6	5	3	5	4	5	4	4	4	4	3
1/26/2005	2	4	4	2	5	6	6	6	3	4	3	2	3	2	4	3	1	3	3	3
4/26/2005	1	3	5	2	6	6	8	8	2	2	4	4	5	2	5	2	4	2	4	3
7/26/2005	3	8	2	1	7	7	7	6	2	2	6	6	3	2	2	2	2	4	1	3
10/26/2005	2	7	3	1	5	7	6	6	4	6	2	6	2	5	2	4	2	2	5	4
1/25/2006	3	6	4	5	6	6	8	7	2	3	2	2	3	4	2	4	4	6	2	4
4/26/2006	3	1	4	3	6	6	7	7	2	3	2	3	6	2	2	1	4	2	2	4
7/26/2006	3	9	2	2	6	11	7	7	2	3	4	8	4	8	4	1	2	2	1	2
10/25/2006	2	8	4	2	7	7	9	6	4	5	2	2	1	2	3	4	6	2	4	4
1/24/2007	3	6	1	2	6	7	8	6	4	4	2	4	1	3	2	4	3	6	1	3
4/25/2007	3	3	1	2	5	8	7	6	1	1	1	1	2	3	2	4	2	4	3	4
7/25/2007	3	1	3	3	7	6	6	5	8	8	4	7	4	4	5	2	8	4	1	4

Source:  Lehman Brothers. Data as of 1/2/2001 to 8/31/2007

Re-Allocation Roll Mechanics

Once a Forward Allocation has been selected for each Index Contract on a Re-allocation Date using the methodology above, the LBCI Pure Beta then rolls between the previous Forward Allocations and the new Forward Allocations. The Forward Allocation roll is conducted similarly to the monthly contract roll under the LBCI and LBCI Pure Beta (as described below and under “The Lehman Brothers Commodity Index—LBCI Return Calculations—Commodity Roll Mechanics” below), subject to the differences described below.

The roll period for the Forward Allocations will begin on the first Index Business Day after the Re-Allocation Date (that is, the 23rd of each January, April, July and October, unless such day is not a Index Business Day) and last for ten Index Business Days. During the roll period, the hypothetical position in the Index Contract is gradually shifted from the active (or “prompt”) contract in the current Forward Allocation to the prompt contract in the new Forward Allocation in 10% daily increments. During the re-allocation roll, the return for each Index Contract will be a composite of the prompt Index Contract under the previous Forward Allocation and the active Index Contract under the new Forward Allocation, weighted by the percentage that has been rolled at the end of the applicable Index Business Day. Accordingly, during the re-allocation roll period for a given Index Contract, the returns for that Index Contract are calculated as follows:

Index Business Day	Current Forward Allocation	New Forward Allocation

1st Index Business Day after 22nd	100%	0%

2nd Index Business day after 22nd	90%	10%

3rd Index Business day after 22nd	80%	20%

4th Index Business day after 22nd	70%	30%

5th Index Business day after 22nd	60%	40%

6th Index Business day after 22nd	50%	50%

7th Index Business day after 22nd	40%	60%

8th Index Business day after 22nd	30%	70%

9th Index Business day after 22nd	20%	80%

10th Index Business day after 22nd	10%	90%

11th Index Business day after 22nd	0%	100%

At the end of the tenth following Index Business Day, the prompt contract under the previous Forward Allocation will have been fully rolled into the new Forward Allocation, which Forward Allocation will then be utilized to calculate the excess returns on the LBCI Pure Beta until the next Re-allocation Date.

Similar to the monthly contract roll, a number of market circumstances can lead to an adjustment in the re-allocation roll process. If any of these market disruption events occurs on any of the days during the roll period, then the proportion of the roll that would have taken place on that day is skipped. For a further discussion of such circumstances, see “The Lehman Brothers Commodity Index—LBCI Return Calculations—Adjustments to the Contract Roll Process” below.

LBCI PB Index Commodity Roll Mechanics

During any month in which an the Index Contract is scheduled to roll, the roll period will begin at the end of the first LBCI Business Day in that month and last for ten LBCI Business Days. During the roll period, the hypothetical position in the Index Contract is gradually shifted from the first Index Contract in the relevant Forward Allocation to the second Index Contract in the relevant Forward Allocation (i.e., the Index Contract with the next nearest expiration) in 10% daily increments. The daily price of the Index Contract during the roll period, as well as the previous day’s price of the Index Contract against which the appreciation or depreciation of the daily Index Contract price is measured, therefore will each be a composite price of the then-current Index Contract within the relevant Forward Allocation and the next Index Contract within the relevant Forward Allocation weighted by the percentage that has been rolled at the end of the previous LBCI Business Day. Accordingly, during the roll period for a given Index Contract, the returns for that Index

Contracts are calculated as follows:

•                  On the first LBCI Business Day of the relevant month, Index Contract excess returns will reflect 100% of the price movements of the current Index Contract in the relevant Forward Allocation. At the end of that

LBCI Business Day, 10% of the current Index Contract in the relevant Forward Allocation will be rolled to the next Index Contract in the relevant Forward Allocation.

•      At the beginning of the second LBCI Business Day in that month, the excess returns on the Index Contract will reflect a contract “basket” containing 90% of the current Index Contract in the relevant Forward Allocation and 10% of the next Index Contract in the relevant Forward Allocation at the start of that day. Excess returns will be calculated on this “basket”. At the end of that second LBCI Business Day, an additional 10% is rolled.

•      For the third LBCI Business Day, the “basket” will consist of 80% of the current Index Contract in the relevant Forward Allocation / 20% next Index Contract in the relevant Forward Allocation.

•      For the fourth LBCI Business Day, the “basket” will consist of 70% of the current Index Contract in the relevant Forward Allocation / 30% next Index Contract in the relevant Forward Allocation.

•      For the fifth LBCI Business Day, the “basket” will consist of 60% of the current Index Contract in the relevant Forward Allocation / 40% next Index Contract in the relevant Forward Allocation.

•      For the sixth LBCI Business Day, the “basket” will consist of 50% of the current Index Contract in the relevant Forward Allocation / 50% next Index Contract in the relevant Forward Allocation.

•      For the seventh LBCI Business Day, the “basket” will consist of 40% of the current Index Contract in the relevant Forward Allocation / 60% next Index Contract in the relevant Forward Allocation.

•      For the eighth LBCI Business Day, the “basket” will consist of 30% of the current Index Contract in the relevant Forward Allocation / 70% next Index Contract in the relevant Forward Allocation.

•      For the ninth LBCI Business Day, the “basket” will consist of 20% of the current Index Contract in the relevant Forward Allocation / 80% next Index Contract in the relevant Forward Allocation.

•      At the end of the tenth LBCI Business Day of the relevant month, 100% of the current Index Contract in the relevant Forward Allocation will have been fully rolled into the next Index Contract in the relevant Forward Allocation, which then becomes the new current contract until the next roll period.

Returns on an Index Contract on and after the tenth LBCI Business Day in a month in which it is rolled will comprise 100% of the new Index Contract in the relevant Forward Allocation contract that has just been fully rolled into (which was formerly the next Index Contract in the relevant Forward Allocation at the start of that month).

LBCI Pure Beta Return Calculations

Once the LBCI Pure Beta is invested in a given Forward Allocation for each Index Contract, monthly rolls for that Index Contract will follow the general LBCI contract roll calendar until the next Re-allocation Date, except that the contract months from and into which the Index Contract rolls will be those corresponding to the new Forward Allocation selected on the applicable Re-allocation Date and will follow the LBCI PB Index roll methodology described in “LBCI PB Index Commodity Roll Mechanics” above.

The returns for the LBCI Pure Beta are calculated in the same manner as for the general LBCI, as described under “The Lehman Brothers Commodity Index—LBCI Return Calculations”, except that (a) the spot return for a commodity Forward Allocation on any day other than during a roll period will equal the spot return on the then-active contract under the Forward Allocation, and (b) during a roll period, the roll yield on the commodity Forward Allocation will be the roll yield from rolling between the applicable contracts under the Forward Allocation.

LBCI Pure Beta Initial Annual and Daily Weightings

The LBCI Pure Beta will inherit the liquidity factors determined for the general LBCI each January, and these liquidity factors will be rolled into the LBCI Pure Beta during the January LBCI monthly roll in the same manner as for the LBCI. See “The Lehman Brothers Commodity Index—Calculating Commodity Liquidity Factors and LBCI Weights” below. However, the LBCI Pure Beta does not re-balance to the initial target weights determined for the applicable Index Contracts in the general LBCI (other than the initial target weights at inception of the LBCI Pure Beta and general LBCI on January 1, 2001), nor does the LBCI Pure Beta re-weight or re-balance on any quarterly Re-allocation Date.

As with the general LBCI, the liquidity factors will remain constant for the LBCI Pure Beta, but similar to the general LBCI, the daily LBCI Pure Beta weightings will adjust throughout the year. However, the daily weightings for the LBCI Pure Beta will not be determined in relation to the prices of the underlying Index Contracts, but rather in relation to the levels of the applicable component excess return sub-indices for each Index Contract (with the level of each sub-index including the excess return associated with an investment in that Index Contract.

As a result of the foregoing, the weightings of the component commodities in the LBCI Pure Beta will differ from those in the general LBCI, perhaps substantially. The following table shows the daily weightings for both the LBCI Pure Beta and general LBCI at September 30, 2007. These daily weightings are not necessarily indicative of the future daily weightings of any particular Index Contract, commodity or sector in either the LBCI Pure Beta or the LBCI.

Figure 3. Daily Weights at September 30, 2007

Sector & Commodity Selection
Sector/Commodity	Contract	Exch.	Daily LBCI Weights at September 30, 2007	Daily LBCI Pure Beta Weights at September 30, 2007
Energy			58.99%	64.47%
Crude Oil	West Texas Intermediate	NYM	32.88%	36.28%
Natural Gas	Henry Hub Natural Gas	NYM	11.41%	9.25%
Unleaded Gas	NY Harbor/RBOB (1)	NYM	6.46%	10.29%
Heating Oil	No. 2 Heating Oil NY	NYM	8.24%	8.65%
Metals			22.46%	21.12%
Industrial Metals			14.69%	16.03%
Aluminum	High Grade Primary Aluminum	LME	3.61%	3.45%
Copper	Copper - Grade A	LME	8.80%	9.90%
Nickel	Primary Nickel	LME	1.07%	1.67%
Zinc	Special High Grade Zinc	LME	1.21%	1.01%
Precious Metals			7.77%	5.09%
Gold	Gold	CMX	6.12%	4.00%
Silver	Silver	CMX	1.65%	1.09%
Agricultural			16.20%	14.41%
Grains			13.35%	9.74%
Soybeans	Soybeans	CBT	5.87%	5.65%
Corn	Corn	CBT	2.37%	0.87%
Soybean Meal	Soybean Meal	CBT	1.54%	1.55%
Wheat	Chicago	CBT	2.54%	0.96%
Soybean Oil	Soybean Oil	CBT	1.03%	0.71%
Softs			2.85%	1.46%
Coffee	Coffee “C”	NYBOT	1.08%	0.27%
Cotton	Cotton #2	NYBOT	0.82%	0.29%
Sugar	World Sugar #11	NYBOT	0.95%	0.90%
Livestock			2.35%	3.21%
Live Cattle	Live Cattle	CME	1.52%	1.42%
Lean Hogs	Lean Hogs	CME	0.84%	1.79%

		Total	100.00%	100.00%

Source:           Lehman Brothers Inc., 2007

LBCI PURE BETA BRENT

LBCI Pure Beta Brent is the LBCI Pure Beta variant of the LBCI Brent. The LBCI Brent is a single-commodity index that represents an interest in the Brent Crude contract (the “Brent Crude Contract”) that follows the same methodologies and calculations as the LBCI. The Brent Crude Contract trades on the Inter Continental Exchange under the symbol “SC”. Te initial level of the LBCI Pure Beta Brent was set to 100 as of June 30, 2006, to correspond to the initial levels of the LBCI Brent, which was set to 100 as of that date.

The LBCI Brent and the LBCI Pure Beta Brent each reflects the excess returns that are potentially available through an unleveraged investment in the Brent Crude Contract. The “excess returns” of each of the LBCI Brent and the LBCI Pure Beta Brent are the combined return of spot price movements and roll yield associated with the Brent Crude Contract. The final levels of the LBCI Brent and the LBCI Pure Beta Brent are published at such time ton on Bloomberg Page LPCOER and LehmanLive. For further detail relating to the excess returns on the LBCI Brent and the LBCI Pure Beta Brent, as well as the mechanics of the contract roll process for the LBCI, see “The Lehman Brothers Commodity Index—LBCI Return Calculations—Commodity Roll Mechanics” below.

The LBCI Brent follows the same methodologies as, the LBCI, including as to the Index Contract calendar and roll schedule, monthly roll periods, performance calculation and disruption events. For further information on these characteristics and methodologies, see “The Lehman Brothers Commodity Index” below.

The LBCI Contract Calendar specifies which Index Contracts (by settlement month) are used to calculate the LBCI returns for each monthly reporting period. For each calendar month, the LBCI Contract Calendar indicates a prompt Index Contract and, if the Index Contract is scheduled to be rolled during the month, the prompt + 1 contract. If a roll is not scheduled, then the LBCI Contract Calendar specifies only the prompt Index Contract (and Index returns are calculated solely by reference to that prompt Index Contract). The contract calendar and roll schedule for Brent Crude is the same as the contract calendar and roll schedule for Crude Oil West Texas Intermediate, except that the Brent Crude Contract is always one month ahead of the contract for Crude Oil West Texas Intermediate. So, for example, if the current contract for Crude Oil West Texas Intermediate is the January/February contract, the current contract for Brent Crude would be February/March.

THE LEHMAN BROTHERS COMMODITY INDEX

Overview

Lehman Brothers Inc. launched the Lehman Brothers Commodity Index (“LBCI”), which includes the LBCI Total Return and LBCI Excess Return (see “—LBCI Return Calculations” below) on July 1, 2006. The LBCI is a rules-based index of commodities futures that uses liquidity as the primary criterion for commodity selection and weights. The LBCI includes commodities with an average daily dollar trading volume exceeding $250 million (or $1 billion for industrial metals traded on the London Metals Exchange) over the previous three years as of November 30. The LBCI currently is composed of the prices of 20 exchange-traded futures contracts (the “Index Contracts”) on physical commodities. A futures contract is a bilateral agreement providing for the purchase and sale of a specified type and quantity of a commodity or financial instrument during a stated delivery month for a fixed price. For a general description of the commodity future markets, please see “The Commodity Futures Markets” below. The commodities currently included in the LBCI are: crude oil, heating oil, natural gas, unleaded gas, aluminum, copper, nickel, zinc, gold, silver, lean hogs, live cattle, corn, soybean, soybean meal, soybean oil, wheat, coffee, cotton and sugar.

The LBCI contains four major sectors: energy, metals, agriculture, and livestock. Within metals, there are additional sub-sectors for industrial metals and precious metals. Within agriculture there are sub-sectors for grains and softs. Each of these sector indices represents the liquidity weighted returns of its commodity components.

The LBCI Total Return is a total return index, reflecting the combined returns associated with the changes in price of the underlying Index Contracts together with the “roll yields” for those Index Contracts (together, the “excess return”), together with the interest return on a hypothetical fully collateralized investment in the Index Contracts. The LBCI Excess Return, by contrast, is an excess return index, reflecting the excess return associated with the underlying Index Contracts without any return on collateral. For a description of calculation of the excess return and total return, see below under “—LBCI Return Calculations”. Lehman Brothers Inc. has also developed and calculates a number of sub-indices representing components of the LBCI, as well as certain variations of the LBCI or its sub-indices reflecting weightings of the component Index Contracts that are different from the annual weighting assigned of the LBCI generally (or the sub-indices of the LBCI).

The LBCI, including the LBCI Total Return, the LBCI Excess Return, each LBCI sub-index and any variations of the LBCI or its sub-indices, is a proprietary index that Lehman Brothers Inc. developed and calculates. The methodology for determining the composition and the weighting of the LBCI and for calculating its value is subject to modification by Lehman Brothers Inc. at any time. Initial LBCI returns are published once between 4:00 p.m. and 6:00 p.m. (New York City time) on each LBCI Business Day (as defined below) for the LBCI and its components. When final closing prices are published for each Index Contract on their respective exchanges, the daily returns will be finalized. The final LBCI level for each LBCI Business Day is published at such time on Bloomberg page “LBCI”, Reuters page “LEH/COMMA” and LehmanLive. Index levels for the LBCI Excess Return, the LBCI Total Return and certain LBCI sub-indices can also be obtained from the official website of Lehman Brothers at http://www.lehman.com/LL_S/public/publicsite/bondindex.html. The Issuer is not incorporating by reference herein the website or any material included in the website.

An “LBCI Business Day” will follow the New York Mercantile Exchange (NYMEX) holiday calendar and the LBCI will only be published on days when the NYMEX is open for trading (including half days). On those days when any other exchange (LME, CBOT, CME, and NYBOT) is closed and the NYMEX is open, Lehman Brothers Inc. will use data for the affected Index Contract(s) from the previous available business day on which such exchange(s) was open for LBCI calculations. On days when the NYMEX is closed and other exchanges are open, returns will be reflected on the next day when the NYMEX is open. Contract roll schedules will reflect the NYMEX calendar for all commodities. If there is a NYMEX holiday before or during a roll period, the scheduled roll will be pushed forward to the next LBCI Business Day.

Lehman Brothers Inc. and its affiliates actively trade futures contracts and options on future contracts on the commodities that underlie the LBCI, as well as commodities, including commodities represented by the Index Contracts. For information about how this trading may affect the value of the LBCI, see “Risk Factors—Trading and other transactions by affiliates of Lehman Brothers Holdings Inc. and others in the Index Contracts and the commodities underlying the Index Contracts may affect the level of the Index.”

Commodity Selection and Weights

LBCI composition and weights are reset annually each January to reflect updated historical commodity contract liquidity data as of November 30 of the previous year. In addition, Lehman Brothers Inc. will also calculate and publish the projected liquidity factors and LBCI weights throughout the year using the trailing three-year average daily volume as of that day. This timeframe enables the LBCI to be constructed using more recent liquidity data while still giving investors sufficient time to prepare for the LBCI rebalancing.

  Quantifying Commodity Liquidity

The LBCI components are both selected and weighted based on historical commodity futures liquidity. For LBCI purposes, liquidity is derived from the exchange reported trading volume of non-financial commodities futures. To make a meaningful comparison across commodity markets, Lehman Brothers Inc. calculates a trailing three-year average of the average daily dollar volume of contracts traded (DVCT) for all commodities that may be eligible for the LBCI. Converting published volumes from each of the exchanges into a daily dollar value allows for direct comparisons of liquidity across exchanges in a common metric. Daily calculations over a three-year period capture intra-month liquidity changes while offering a historical perspective that reflects the seasonality and cyclicality of different markets and maintains LBCI stability.

For each commodity Lehman Brothers Inc. calculates a DVCT using the following steps:

1.     Identify contract-specific trading volumes and closing prices as reported daily by each global futures exchange. All futures expirations of a standardized contract with trading activity are included in the calculation. If volumes are not published for specific settlement dates in the future, Lehman Brothers Inc. will use the aggregated volumes published for each contract across all settlement dates.

2.     To derive the DVCT of a contract: multiply the closing price of that contract times (A) the daily reported trading volume of that contract and (B) the fixed number of units in which each contract is denominated.

3.     Aggregate the daily values derived in step 2 for all settlement dates of that contract to determine the summed daily dollar volume traded for the entire commodity contract.

4.     Average the daily dollar volume traded in step 3 over the trailing three-year period to calculate a trailing three-year average daily DVCT.

Selecting Commodities for the LBCI Based on Liquidity

To be eligible for the LBCI, a commodity must meet a minimum liquidity threshold based on trading volume in the past three years. Commodity liquidity is evaluated across all contracts and settlement dates on the various global commodity futures exchanges for commodities that may be eligible for the LBCI.

•      Commodities with an average daily dollar trading volume exceeding $250 million over the previous three years as of November 30 are eligible for inclusion in the LBCI (except industrial metals traded on the London Metals Exchange (LME), which will require a minimum average daily trading volume of $1 billion because of differences in their method for reporting volumes compared with other exchanges).

•      LBCI-eligible commodities will remain in the LBCI until their average daily dollar volume traded over the previous three years as of November 30 drops below $200 million ($800 million for LME metals). This will help maintain LBCI compositional stability and prevent commodities from exiting the LBCI for a year just to re-enter at the beginning of the next year if they are at or near the $250 million ($1 billion) threshold.

•      Only the largest contract per commodity based on liquidity will be LBCI-eligible. For example, the largest crude oil contract, West Texas Intermediate Crude Oil, which trades on the NYMEX, will be the Index Contract for crude oil while Brent Crude, which trades on the Inter Continental Exchange (ICE), will not, despite the fact that both contracts meet the LBCI liquidity requirement.

•      If the LBCI-eligible contract of a particular commodity is discontinued or substituted in the market by a different contract as a result of external factors such as government regulations, Lehman Brothers Inc. may substitute the new contract as the Index Contract in between LBCI rebalancing dates after providing advanced notice to LBCI users.

•      Commodities that are considered to be derivatives or downstream products created from other LBCI-eligible commodities are treated as separate commodities as long as they have sufficient market liquidity and are evaluated for LBCI eligibility on a stand-alone basis. For example, soybeans, soybean meal, and soybean oil are treated as separate commodities and will each be LBCI-eligible if their respective liquidity exceeds $250 million daily. The same holds true for crude oil and its downstream products of heating oil and unleaded gasoline.

•      Only U.S. dollar-denominated contracts are currently LBCI-eligible. Alternate versions of the LBCI that may substitute or add non-U.S. dollar contracts are planned for future development.

•      The LBCI contains 20 commodities that qualified for inclusion, each with its single associated Index Contract (see Figure 1 below). Commodities that did not meet the minimum liquidity threshold but are represented in other major indices include cocoa, lead, and feeder cattle.

Figure 1. LBCI Eligible Commodities and Contracts for 2007

Commodity	Contract Used in LBCI	Exchange	Ticker	USD Denominated Futures Contracts Greater than $250m DVCT Not Currently Eligible for LBCI
Crude Oil	West Texas Intermediate	NYMEX	CL	Brent Crude (IPE)
Heating Oil	Heating Oil	NYMEX	HO	Gasoil (IPE)
Natural Gas	Henry Hub	NYMEX	NG
Unleaded Gas	RBOB	NYMEX	XB	HU RFG (used prior to July 1, 2006)
Aluminum	High Grade Aluminum (London)	LME	LA	Alloy (LME), Aluminum (COMEX)
Copper	Copper (London)	LME	LP	Copper (COMEX)
Nickel	Primary Nickel (London)	LME	LN
Zinc	High Grade Zinc(London)	LME	LX
Gold	Gold (New York)	COMEX	GC	Gold (CBOT)
Silver	Silver (New York)	COMEX	SI	Silver (CBOT)
Lean Hogs	Lean Hogs	CME	LH
Live Cattle	Live Cattle	CME	LC
Corn	Corn	CBOT	C
Soybean	Soybean	CBOT	S
Soybean Meal	Soybean Meal	CBOT	SM
Soybean Oil	Soybean Oil	CBOT	BO
Wheat	Wheat (Chicago)	CBOT	W	Kansas (KCBOT), Minneapolis (MGE)
Coffee	Coffee ‘C’	NYBOT	KC	Arabica (BMF), Robusta (LIFFE)
Cotton	Cotton No. 2	NYBOT	CT
Sugar	Sugar No. 11	NYBOT	SB	Sugar No. 14 (NYBOT)

Source:  LehmaOn Brothers Inc., 2007

Commodity Weightings

Once the list of LBCI-eligible contracts has been determined, each commodity will be re-weighted in the LBCI at the start of each year (implemented during the January roll period) using its average daily liquidity as of the previous November month-end. Average daily liquidity as of November 30 is converted into a commodity liquidity factor (based on contract closing prices as of the second LBCI Business Day of the year) that is held constant for each commodity after the January roll period. Though the liquidity factor remains constant, daily LBCI weightings will adjust throughout the year with the price movements of the underlying Index Contracts (i.e., price appreciation in an Index Contract will increase the weight of that Index Contract in the LBCI).

•      Each Index Contract will be weighted in the LBCI in proportion to its liquidity relative to the other Index Contracts. Volumes for Index Contracts traded on the LME are divided by two to more accurately reflect the liquidity of the metals represented by these Index Contracts relative to other LBCI-eligible commodities.

•      If a commodity does not have liquidity data for the full three-year period as of November month-end, average daily liquidity will be used for the data points that do exist, provided that the time series is longer than one year. If an Index Contract was substituted for a different Index Contract for that commodity, the previous Index Contract’s historical liquidity may also be considered to determine LBCI weights for that commodity.

•      There will be no caps or floors on a particular commodity or sector weighting based on liquidity.

•      LBCI weights will be published daily. In addition, Lehman Brothers Inc. will also calculate projected LBCI weights for the following year using the trailing three-year average daily volume as of that day. On November 30, this projected weight will become the initial weight for the following year. Figure 2 under “—Calculating Commodity Liquidity Factors and LBCI Weights—Introducing and Removing Commodities” below shows the evolution of commodity and sector LBCI weights since 2001.

Calculating Commodity Liquidity Factors and LBCI Weights

The two components used to calculate a commodity’s daily LBCI weight are its liquidity factor and the price of the relevant Index Contract. While a commodity’s Index Contract price changes daily based on movements in the futures markets, its liquidity factor, or “amount outstanding”, is reset only once a year based on its trailing three-year historical contract liquidity.

The liquidity factor is a derived number equivalent to the relative amount of each commodity needed to achieve the liquidity-based weightings set forth by the LBCI rules. It is not a direct measure of trading volume or market liquidity. It is calculated by dividing the average daily dollar value of contracts traded as of November 30 of the previous year (which determines the beginning of year LBCI weights) by the closing prices of each Index Contract as of the second LBCI Business Day of the new calendar year. For a given commodity contract, the formula for liquidity factor is:

Liquidity Factor	= DVCT Prev Nov ME
Price 2nd Business Day

Where:	DVCT Prev Nov ME, i = Trailing three-year average dollar value of contracts traded for LBCI eligible contract i as of November 30 of the previous year.

Price 2nd Business Day = Prompt contract closing price of Index Contract for commodity i, as of the second LBCI Business Day of the year.

Rebalancing Liquidity Factors

Annual LBCI rebalancing is implemented during the January LBCI roll period. This occurs by switching from the previous year’s liquidity factor to the current year’s liquidity factor in 20% daily increments during the five-day roll period. Rebalancing over a five-day roll period maintains LBCI stability by not causing a major LBCI re-weighting on a single LBCI Business Day. Liquidity factors for each year will be announced at the end of the second LBCI Business Day of that year.

On the first through fifth LBCI Business Day of each year, the liquidity factor for each commodity will be the previous year’s liquidity factor. On the sixth through ninth LBCI Business Days of the January roll period, the liquidity factor will be a weighted combination of the previous year’s and current year’s liquidity factors. From the tenth LBCI Business Day forward, the LBCI will use the current year’s liquidity factor. Once 100% of the new liquidity factor is used for LBCI weightings, the annual rebalancing has been completed. Daily LBCI weights will then reflect both the rebalanced component weights and the daily price movements that have since occurred.

The following two tables show the hypothetical yearly initial weights for the LBCI, which was launched on July 1, 2006, over the period starting from January 1, 2001 until July 1, 2006, and actual initial LBCI weights as of July 1, 2006, as well as the daily weightings for the LBCI at July 31, 2007. Neither the daily weightings nor the hypothetical and actual historical initial weights presented below are necessarily indicative of the future initial or daily weightings of any particular Index Contract, commodity or sector in the LBCI.

Figure 2. Initial Annual LBCI Weights Since 2001

Sector & Commodity Selection			Initial Annual LBCI Weights (as of January 1, unless otherwise specified)
			2007	Jul 1,
Sector/Commodity	Contract	Exch.		2006	2006	2005	2004	2003	2002	2001
Energy			55.85%	51.02%	56.17%	52.12%	51.21%	50.77%	46.81%	40.31%
Crude Oil	West Texas Intermediate	NYM	29.04%	27.48%	26.65%	23.49%	22.19%	22.38%	20.81%	17.67%
Natural Gas	Henry Hub Natural Gas	NYM	13.28%	7.98%	14.63%	15.06%	15.91%	15.27%	13.74%	11.99%
Unleaded Gas	NY Harbor/RBOB (1)	NYM	6.11%	8.13%	7.54%	7.05%	6.84%	6.79%	6.27%	5.38%
Heating Oil	No. 2 Heating Oil NY	NYM	7.42%	7.43%	7.35%	6.52%	6.28%	6.33%	5.99%	5.28%
Metals			25.51%	30.10%	22.77%	24.47%	25.24%	26.19%	28.92%	32.13%
Industrial Metals			16.91%	20.11%	14.12%	16.08%	18.12%	20.25%	22.19%	23.84%
Aluminum	High Grade Primary Aluminum	LME	5.10%	4.54%	4.29%	6.11%	8.10%	9.12%	9.65%	9.94%
Copper	Copper - Grade A	LME	8.10%	10.50%	6.68%	6.78%	6.95%	7.52%	8.25%	8.71%
Nickel	Primary Nickel	LME	1.60%	2.23%	1.55%	1.58%	1.48%	1.83%	2.21%	2.70%
Zinc	Special High Grade Zinc	LME	2.12%	2.83%	1.60%	1.60%	1.59%	1.78%	2.09%	2.49%
Precious Metals			8.60%	10.00%	8.64%	8.40%	7.11%	5.94%	6.73%	8.29%
Gold	Gold	CMX	6.63%	7.65%	6.83%	6.70%	5.67%	4.49%	4.88%	5.83%
Silver	Silver	CMX	1.97%	2.34%	1.81%	1.70%	1.44%	1.45%	1.85%	2.46%
Agricultural			15.8%	16.54%	18.22%	20.55%	20.35%	19.75%	20.66%	23.97%
Grains			12.14%	13.40%	14.62%	17.17%	17.01%	16.17%	16.30%	18.36%
Soybeans	Soybeans	CBT	5.19%	5.76%	6.88%	7.89%	7.31%	6.59%	6.73%	7.88%
Corn	Corn	CBT	2.99%	3.24%	3.06%	3.66%	3.83%	3.98%	3.98%	4.34%
Soybean Meal	Soybean Meal	CBT	1.37%	1.48%	1.86%	2.30%	2.38%	2.30%	2.28%	2.37%
Wheat	Chicago	CBT	1.64%	1.73%	1.60%	1.86%	2.03%	2.02%	2.00%	2.04%
Soybean Oil	Soybean Oil	CBT	0.95%	1.18%	1.21%	1.47%	1.45%	1.28%	1.31%	1.73%
Softs			3.63%	3.14%	3.61%	3.38%	3.34%	3.58%	4.36%	5.61%
Coffee	Coffee “C”	NYBOT	1.36%	1.16%	1.43%	1.27%	1.15%	1.30%	1.76%	2.31%
Cotton	Cotton #2	NYBOT	0.90%	0.95%	1.11%	1.20%	1.27%	1.28%	1.53%	2.08%
Sugar	World Sugar #11	NYBOT	1.37%	1.03%	1.06%	0.90%	0.92%	1.00%	1.07%	1.22%
Livestock			2.87%	2.34%	2.84%	2.86%	3.21%	3.30%	3.60%	3.59%
Live Cattle	Live Cattle	CME	1.82%	1.43%	1.88%	1.99%	2.35%	2.33%	2.49%	2.48%
Lean Hogs	Lean Hogs	CME	1.05%	0.91%	0.96%	0.87%	0.86%	0.97%	1.11%	1.11%

		Total	100%	100%	100%	100%	100%	100%	100%	100%

Source:   Lehman Brothers Inc., 2007

(1)   NY Harbor RFG Contract used until July 1, 2006; RBOB contract used thereafter.

Figure 3. LBCI Daily Weights at September 30, 2007

Sector & Commodity Selection			Daily LBCI Weights at September 30 2007
Sector/Commodity	Contract	Exch.	2007
Energy			58.99%
Crude Oil	West Texas Intermediate	NYM	32.88%
Natural Gas	Henry Hub Natural Gas	NYM	11.41%
Unleaded Gas	NY Harbor/RBOB (1)	NYM	6.46%
Heating Oil	No. 2 Heating Oil NY	NYM	8.24%
Metals			22.46%
Industrial Metals			14.69%
Aluminum	High Grade Primary Aluminum	LME	3.61%
Copper	Copper - Grade A	LME	8.80%
Nickel	Primary Nickel	LME	1.07%
Zinc	Special High Grade Zinc	LME	1.21%
Precious Metals			7.77%
Gold	Gold	CMX	6.12%
Silver	Silver	CMX	1.65%
Agricultural			16.20%
Grains			13.35%
Soybeans	Soybeans	CBT	5.87%
Corn	Corn	CBT	2.37%
Soybean Meal	Soybean Meal	CBT	1.54%
Wheat	Chicago	CBT	2.54%
Soybean Oil	Soybean Oil	CBT	1.03%
Softs			2.85%
Coffee	Coffee “C”	NYBOT	1.08%
Cotton	Cotton #2	NYBOT	0.82%
Sugar	World Sugar #11	NYBOT	0.95%
Livestock			2.35%
Live Cattle	Live Cattle	CME	1.52%
Lean Hogs	Lean Hogs	CME	0.84%

		Total	100.00%

Source:          Lehman Brothers Inc., 2007

Introducing and Removing Commodities

As time progresses the LBCI will experience some turnover in the list of eligible commodity contracts. If a new contract becomes eligible or ceases to be eligible at the end of November based upon trailing three-year daily average liquidity, then it will enter or exit during the January weighting roll period.

LBCI Return Calculations

Types and Sources of LBCI Returns from Long Futures Positions

A long position in a commodity futures contract generates returns from change in the spot price of the commodity, roll yield and collateral interest. Accordingly, three main types of returns are calculated for the LBCI:

•      Spot return – the returns associated with the percentage of the underlying Index Contracts used to price the LBCI before any contract rolling has occurred.

•      Excess return – the combined returns associated with the changes in price of the underlying Index Contracts together with the “roll yields” for those Index Contracts; and

•      Total return – the excess return plus the return on the collateral that has to be posted as margin against the futures positions.

Lehman Brothers Inc. calculates both excess and total returns on the LBCI and its components on a daily basis.

Spot Returns

Spot returns, which reflect changes in commodity spot prices, are fairly straightforward. If the LBCI is long wheat and the spot price of wheat appreciates then a positive return will accrue. Thus, on any LBCI Business Day in a month other than a day during a roll period for an Index Contract, or in a month in which no roll is scheduled to occur for that Index Contract, the level of the LBCI will reflect the increase or decrease (in proportion to the relative weighting of the Index Contracts in the LBCI, as described in “—Commodity Selection and Weights” above) in the price of each then-active (prompt) Index Contract relative to the previous day’s closing price for that prompt Index Contract.

Excess Returns

The “excess returns” of the LBCI are the combined return of spot price movements and “roll yield” associated with the rolling of Index Contracts, as discussed in “—Commodity Roll Mechanics” below. The roll yield generated depends on the pricing of longer-dated futures contracts relative to nearby futures and spot commodity prices. When longer-dated contracts are priced lower than the nearer contract and spot prices, the market is in backwardation. When the opposite is true and longer contracts are priced higher, the market is in contango. Positive roll yield is generated in backwardated markets when higher priced spot or near-term futures contracts are “sold” to “buy” lower priced longer-dated contracts. Negative roll yield occurs in contangoed markets when lower priced spot or near-term futures contracts are “sold” to “buy” higher priced longer-dated contracts. Accordingly, when the market for an Index Contract is in backwardation, the roll yield for a month in which that Index Contract is rolled will be positive and therefore serve to increase the level of the LBCI relative to what it would have been based solely on the spot price movements in the Index Contract. Conversely, when the market for an Index Contract is in contango, the roll yield for a month in which that Index Contract is rolled will be negative and therefore will decrease the level of the LBCI.

Total Returns

The third source of return from a long futures position comes from collateral posted as margin. A fully collateralized futures position posts the full investment as margin, which is then invested in money market or other similar cash instruments that generate a return. For the LBCI, total returns are calculated by adding a Treasury Bill return (compounded daily) to the excess returns described above to represent the total return earned by a fully collateralized futures position.

Daily Treasury Bill returns are compounded from the previous Index Business Day. If the current Index Business Day is more than one calendar day from the previous Index Business Day, the Treasury Bill return will be calculated and compounded for those additional days. For each calendar day during the Index calculation period, collateral will earn a daily Treasury Bill return as specified below. If there is more than one calendar day in the calculation period this return will be compounded for the number of days in the period.

3-Month Treasury Bill Return Daily	=	(1)	1/91
1 - (91/360) * HR t-1

Where: HR t-1 = for any LBCI Business Day, the 91-day auction high rate for  U.S. Treasury Bills announced by the U.S. Department of the Treasury and reported under the heading “High Rate” on Telerate page 56, or any successor page, on the most recent of the weekly auction dates prior to such LBCI Business Day. The high rate is generally available on Monday afternoons (if not a holiday), and as a result the high rate for each week will generally first be used in that weeks’s return calculations beginning on Tuesday.

Commodity Roll Mechanics

A fundamental characteristic of the LBCI, like other commodity indices, is that as a result of being comprised of futures contracts, the LBCI has to be managed to ensure it does not take delivery of the commodities in question. This is achieved through the commodity roll mechanics under which the Index Contracts underlying the LBCI are rolled forward to a new contract date during the month as they approach their settlement date. Therefore, at the contract level, there are up to two Index Contracts that can contribute to LBCI returns during the month: the prompt (nearby) contract and the prompt + 1 (next nearby) contract into which it is rolled.

During any month in which an the Index Contract is scheduled to roll, the roll period will begin at the end of the fifth LBCI Business Day in that month and last for five LBCI Business Days. During the roll period, the hypothetical position in the Index Contract is gradually shifted from the prompt Index Contract to the prompt + 1 Index Contract (i.e., the Index Contract with the next nearest expiration) in 20% daily increments. The daily price of the Index Contract during the roll period, as well as the previous day’s price of the Index Contract against which the appreciation or depreciation of the daily Index Contract price is measured, therefore will each be a composite price of the then-current prompt Index Contract and the prompt + 1 Index Contract weighted by the percentage that has been rolled at the end of the previous LBCI Business Day. Accordingly, during the roll period for a given Index Contract, the returns for that Index Contract are calculated as follows:

•      On the fifth LBCI Business Day of the relevant month, Index Contract excess returns will reflect 100% of the price movements of the prompt contract. At the end of that fifth LBCI Business Day, 20% of the prompt contract will be rolled to the prompt + 1.

•      At the beginning of the sixth LBCI Business Day in that month, the excess returns on the Index Contract will reflect a contract “basket” containing 80% of the prompt contract and 20% of the prompt + 1 at the start of that day. Excess returns will be calculated on this “basket”. At the end of that sixth LBCI Business Day, an additional 20% is rolled.

•      For the seventh LBCI Business Day, the “basket” will consist of 60% prompt / 40% prompt + 1.

•      For the eighth LBCI Business Day, the “basket” will consist of 40% prompt / 60% prompt + 1.

•      For the ninth LBCI Business Day, the “basket” will consist of 20% prompt / 80% prompt + 1.

•      At the end of the ninth LBCI Business Day of the relevant month, the prompt contract will have been fully rolled into the prompt + 1, which then becomes the new prompt until the next roll period.

Returns on an Index Contract on and after the tenth LBCI Business Day in a month in which it is rolled will comprise 100% of the new prompt contract that has just been fully rolled into (which was formerly the prompt + 1 at the start of that month).

Adjustments to the Contract Roll Process

A number of market circumstances can lead to an adjustment in the rolling process. These adjustments occur when it would be difficult to liquidate or establish positions in the market and perform the roll. If any of these market disruption events occurs on any of the days during the roll period, then the proportion of the roll that would have taken place on that day is skipped. For example, if a market disruption event occurs on the first day of the roll, then none of the 80%/20% roll is taken. Instead the 60% / 40% proportion is taken on the next LBCI Business Day. If a market disruption event occurs on that day also, then the roll proportion will be 40% / 60% on the following LBCI Business Day. Two examples of disruption events are:

•      Commodity reaches a limit price during the last 15 minutes of the trading session – if either the prompt or prompt +1 contract reaches a limit price during the final 15 minutes of regular or rescheduled trading, the roll will be skipped that day.

•      Trading interrupted or terminated on an exchange – if trading is terminated prior to the expected close of business and does not resume at least 15 minutes prior to the scheduled close, then the roll will be deferred.

If either event occurs, a notice will be posted on LehmanLive indicating the event and reason.

LBCI Contract Calendar

The LBCI Contract Calendar specifies which Index Contracts (by settlement month) are used to calculate LBCI returns for each monthly reporting period. For each calendar month, the LBCI Contract Calendar indicates a prompt contract and, if a given Index Contract is scheduled to be rolled during the month, the prompt + 1 contract. If a roll is not scheduled, then only the prompt contract is listed (and LBCI returns are calculated solely be reference to the prompt contract). Contracts are selected to ensure there is sufficient market liquidity in each commodity when calculating LBCI returns. Monthly contracts for a given commodity that are less liquid and have significantly lower trading volumes relative to other settlement months will be excluded from the LBCI Contract Calendar, and will not be rolled into or included in commodity price calculations. Annex A hereto shows the LBCI Contract Calendar for 2007, indicating the prompt contracts and, where applicable, the prompt + 1 contracts, for each Index

Contract in each calendar month. The LBCI Contract Calendar for each succeeding year will be published annually on LehmanLive.

THE COMMODITY FUTURES MARKETS

Contracts on physical commodities are traded on regulated futures exchanges, in the over-the-counter market and on various types of physical and electronic trading facilities and markets. At present, all of the Index Contracts are exchange-traded futures contracts. An exchange-traded futures contract is a bilateral agreement providing for the purchase and sale of a specified type and quantity of a commodity or financial instrument during a stated delivery month for a fixed price. A futures contract on an index of commodities typically provides for the payment and receipt of a cash settlement based on the value of such commodities. A futures contract provides for a specified settlement month in which the commodity or financial instrument is to be delivered by the seller (whose position is described as “short”) and acquired by the purchaser (whose position is described as “long”) or in which the cash settlement amount is to be made.

Futures contracts are traded on organized exchanges, known as “contract markets” in the United States, through the facilities of a centralized clearing house and a brokerage firm which is a member of the clearing house. The clearing house guarantees the performance of each clearing member which is a party to the futures contract by, in effect, taking the opposite side of the transaction. At any time prior to the expiration of a futures contract, subject to the availability of a liquid secondary market, a trader may elect to close out its position by taking an opposite position on the exchange on which the trader obtained the position. This operates to terminate the position and fix the trader’s profit or loss.

U.S. contract markets, as well as brokers and market participants, are subject to regulation by the Commodity Futures Trading Commission. Futures markets outside the United States are generally subject to regulation by comparable regulatory authorities. However, the structure and nature of trading on non-U.S. exchanges may differ from the foregoing description. From its inception to the present, the LBCI has been comprised exclusively of futures contracts traded on regulated exchanges.